                                                  Registration No. 333-36865


                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                   ----------------

                           PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                       FORM S-6
                                   FOR REGISTRATION
                                        UNDER
                       THE SECURITIES ACT OF 1933 OF SECURITIES
                         OF UNIT INVESTMENT TRUSTS REGISTERED
                                    ON FORM N-8B-2

                                   ----------------

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
                                (EXACT NAME OF TRUST)

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
                                 (NAME OF DEPOSITOR)
                              720 EAST WISCONSIN AVENUE
                              MILWAUKEE, WISCONSIN 53202
            (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

       JOHN M. BREMER, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
                              720 EAST WISCONSIN AVENUE
                              MILWAUKEE, WISCONSIN 53202
                   (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:  MARCH 1, 1998

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                      VARIABLE EXECUTIVE LIFE INSURANCE POLICIES

                                CROSS-REFERENCE SHEET

     Cross reference sheet showing location in Prospectus of information required by Form N-8B-2.

     Item Number                                    Heading in Prospectus
     -----------                                    ---------------------

           1 . . . . . . . . . . . . . . . . . . .  Cover Page
           2 . . . . . . . . . . . . . . . . . . .  Cover Page; Northwestern
                                                    Mutual Life
           3 . . . . . . . . . . . . . . . . . . .  Not Applicable
           4 . . . . . . . . . . . . . . . . . . .  Distribution of the
                                                    Policies
           5 . . . . . . . . . . . . . . . . . . .  The Account
           6 . . . . . . . . . . . . . . . . . . .  The Account
           7 . . . . . . . . . . . . . . . . . . .  Not Applicable
           8 . . . . . . . . . . . . . . . . . . .  Not Applicable
           9 . . . . . . . . . . . . . . . . . . .  Legal Proceedings
          10(a). . . . . . . . . . . . . . . . . .  Other Policy Provisions:
                                                    OWNER
          10(b). . . . . . . . . . . . . . . . . .  Other Policy Provisions:
                                                    DIVIDENDS
          10(c) and (d). . . . . . . . . . . . . .  Death Benefit, Cash Value,
                                                    Policy Loans, Withdrawals
                                                    of Policy Value, Right to
                                                    Return Policy
          10(e). . . . . . . . . . . . . . . . . .  Premiums, Termination and
                                                    Reinstatement
          10(f). . . . . . . . . . . . . . . . . .  Voting Rights
          10(g). . . . . . . . . . . . . . . . . .  Voting Rights, Substitution
                                                    of Fund Shares and Other
                                                    Changes
          10(h). . . . . . . . . . . . . . . . . .  Voting Rights, Substitution
                                                    of Fund Shares and Other
                                                    Changes
          10(i). . . . . . . . . . . . . . . . . .  Premiums, Death Benefit,
                                                    Cash Value, Dividends
          11 . . . . . . . . . . . . . . . . . . .  The Account, The Fund
          12 . . . . . . . . . . . . . . . . . . .  The Fund
          13 . . . . . . . . . . . . . . . . . . .  Summary, The Fund,
                                                    Deductions and Charges,
                                                    Distribution of the
                                                    Policies
          14 . . . . . . . . . . . . . . . . . . .  Summary:  The Policy:
                                                    Availability Limitations
          15 . . . . . . . . . . . . . . . . . . .  Premiums, Allocations to
                                                    the Account
          16 . . . . . . . . . . . . . . . . . . .  The Account, The Fund,
                                                    Allocations to the Account
          17 . . . . . . . . . . . . . . . . . . .  Same Captions as Items
                                                    10(a), (c), and (d)
          18 . . . . . . . . . . . . . . . . . . .  The Account, Detailed
                                                    Information about the
                                                    Policy
          19 . . . . . . . . . . . . . . . . . . .  Reports
          20 . . . . . . . . . . . . . . . . . . .  Not Applicable
          21 . . . . . . . . . . . . . . . . . . .  Policy Loans
          22 . . . . . . . . . . . . . . . . . . .  Other Policy Provisions:
                                                    INCONTESTABILITY and
                                                    DEFERRAL OF DETERMINATION
                                                    AND PAYMENT
          23 . . . . . . . . . . . . . . . . . . .  Not Applicable
          24 . . . . . . . . . . . . . . . . . . .  Not Applicable

          25 . . . . . . . . . . . . . . . . . . .  Northwestern Mutual Life
          26 . . . . . . . . . . . . . . . . . . .  The Fund, Deductions and
                                                    Charges
          27 . . . . . . . . . . . . . . . . . . .  Northwestern Mutual Life
          28 . . . . . . . . . . . . . . . . . . .  Management
          29 . . . . . . . . . . . . . . . . . . .  Not Applicable
          30 . . . . . . . . . . . . . . . . . . .  Not Applicable
          31 . . . . . . . . . . . . . . . . . . .  Not Applicable
          32 . . . . . . . . . . . . . . . . . . .  Not Applicable
          33 . . . . . . . . . . . . . . . . . . .  Not Applicable
          34 . . . . . . . . . . . . . . . . . . .  Not Applicable
          35 . . . . . . . . . . . . . . . . . . .  Northwestern Mutual Life
          36 . . . . . . . . . . . . . . . . . . .  Not Applicable
          37 . . . . . . . . . . . . . . . . . . .  Not Applicable
          38 . . . . . . . . . . . . . . . . . . .  Distribution of the
                                                    Policies
          39 . . . . . . . . . . . . . . . . . . .  Distribution of the
                                                    Policies
          40 . . . . . . . . . . . . . . . . . . .  The Fund
          41 . . . . . . . . . . . . . . . . . . .  The Fund, Distribution of
                                                    the Policies
          42 . . . . . . . . . . . . . . . . . . .  Not Applicable
          43 . . . . . . . . . . . . . . . . . . .  Not Applicable
          44 . . . . . . . . . . . . . . . . . . .  The Fund, Premiums, Death
                                                    Benefit, Allocations to the
                                                    Account, Cash Value
          45 . . . . . . . . . . . . . . . . . . .  Not Applicable
          46 . . . . . . . . . . . . . . . . . . .  Same Captions as Items
                                                    10(c) and (d)
          47 . . . . . . . . . . . . . . . . . . .  Not Applicable
          48 . . . . . . . . . . . . . . . . . . .  Not Applicable
          49 . . . . . . . . . . . . . . . . . . .  Not Applicable
          50 . . . . . . . . . . . . . . . . . . .  The Account
          51 . . . . . . . . . . . . . . . . . . .  Numerous Captions
          52 . . . . . . . . . . . . . . . . . . .  Substitution of Fund Shares
                                                    and Other Changes
          53 . . . . . . . . . . . . . . . . . . .  Not Applicable
          54 . . . . . . . . . . . . . . . . . . .  Not Applicable
          55 . . . . . . . . . . . . . . . . . . .  Not Applicable
          56 . . . . . . . . . . . . . . . . . . .  Not Applicable
          57 . . . . . . . . . . . . . . . . . . .  Not Applicable
          58 . . . . . . . . . . . . . . . . . . .  Not Applicable
          59 . . . . . . . . . . . . . . . . . . .  Financial Statements

March 2, 1998





NORTHWESTERN MUTUAL LIFE

The Quiet Company-Registered Trademark-



NORTHWESTERN MUTUAL VARIABLE EXECUTIVE LIFE

Flexible Premium Variable Life Insurance Policy








                                        (PHOTO)




PROSPECTUS



NORTHWESTERN MUTUAL
SERIES FUND, INC.

The Northwestern Mutual
Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 271-1444

CONTENTS

                                                                 PAGE
                                                                 ----
Prospectus . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   Variable Life Insurance . . . . . . . . . . . . . . . . . . .   2
   The Account and its Divisions . . . . . . . . . . . . . . . .   2
   The Policy. . . . . . . . . . . . . . . . . . . . . . . . . .   2
    Availability Limitations . . . . . . . . . . . . . . . . . .   2
    Premiums . . . . . . . . . . . . . . . . . . . . . . . . . .   2
    Death Benefit. . . . . . . . . . . . . . . . . . . . . . . .   2
    Cash Value . . . . . . . . . . . . . . . . . . . . . . . . .   2
    Deductions and Charges . . . . . . . . . . . . . . . . . . .   2
     From Premiums . . . . . . . . . . . . . . . . . . . . . . .   2
     From Policy Value . . . . . . . . . . . . . . . . . . . . .   2
     From the Fund . . . . . . . . . . . . . . . . . . . . . . .   3
The Northwestern Mutual Life Insurance Company,
   Northwestern Mutual Variable Life Account and
   Northwestern Mutual Series Fund, Inc. . . . . . . . . . . . .   3
   Northwestern Mutual Life. . . . . . . . . . . . . . . . . . .   3
   The Account . . . . . . . . . . . . . . . . . . . . . . . . .   3
   The Fund. . . . . . . . . . . . . . . . . . . . . . . . . . .   3
   Index 500 Stock Portfolio . . . . . . . . . . . . . . . . . .   4
   Select Bond Portfolio . . . . . . . . . . . . . . . . . . . .   4
   Money Market Portfolio. . . . . . . . . . . . . . . . . . . .   4
   Balanced Portfolio. . . . . . . . . . . . . . . . . . . . . .   4
   Growth and Income Stock Portfolio . . . . . . . . . . . . . .   4
   Growth Stock Portfolio. . . . . . . . . . . . . . . . . . . .   4
   Aggressive Growth Stock Portfolio . . . . . . . . . . . . . .   4
   High Yield Bond Portfolio . . . . . . . . . . . . . . . . . .   4
   International Equity Portfolio. . . . . . . . . . . . . . . .   4
Detailed Information About the Policy. . . . . . . . . . . . . .   4
   Premiums. . . . . . . . . . . . . . . . . . . . . . . . . . .   4
   Death Benefit . . . . . . . . . . . . . . . . . . . . . . . .   5
    Death Benefit Options. . . . . . . . . . . . . . . . . . . .   5
    Choice of Tests for Tax Purposes . . . . . . . . . . . . . .   5
    Death Benefit Changes. . . . . . . . . . . . . . . . . . . .   5
   Allocations to the Account. . . . . . . . . . . . . . . . . .   6
   Deductions and Charges. . . . . . . . . . . . . . . . . . . .   6
    Deductions from Premiums . . . . . . . . . . . . . . . . . .   6
    Charges Against the Policy Value . . . . . . . . . . . . . .   6
    Expenses of the Fund . . . . . . . . . . . . . . . . . . . .   7
   Cash Value. . . . . . . . . . . . . . . . . . . . . . . . . .   7
   Policy Loans. . . . . . . . . . . . . . . . . . . . . . . . .   7
   Withdrawals of Policy Value . . . . . . . . . . . . . . . . .   7
   Termination and Reinstatement . . . . . . . . . . . . . . . .   8

                                                                 PAGE
                                                                 ----
    Right to Return Policy . . . . . . . . . . . . . . . . . . .   8
    Other Policy Provisions. . . . . . . . . . . . . . . . . . .   8
      Owner. . . . . . . . . . . . . . . . . . . . . . . . . . .   8
      Beneficiary. . . . . . . . . . . . . . . . . . . . . . . .   8
      Incontestability . . . . . . . . . . . . . . . . . . . . .   8
      Suicide. . . . . . . . . . . . . . . . . . . . . . . . . .   8
      Misstatement of Age or Sex . . . . . . . . . . . . . . . .   8
      Collateral Assignment. . . . . . . . . . . . . . . . . . .   8
      Deferral of Determination and Payment. . . . . . . . . . .   8
      Dividends. . . . . . . . . . . . . . . . . . . . . . . . .   9
    Voting Rights. . . . . . . . . . . . . . . . . . . . . . . .   9
    Substitution of Fund Shares
     and Other Changes . . . . . . . . . . . . . . . . . . . . .   9
 Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
 Distribution of the Policies. . . . . . . . . . . . . . . . . .   9
 Tax Considerations. . . . . . . . . . . . . . . . . . . . . . .   10
    General. . . . . . . . . . . . . . . . . . . . . . . . . . .   10
    Life Insurance Qualification . . . . . . . . . . . . . . . .   10
    Tax Treatment of Life Insurance. . . . . . . . . . . . . . .   10
    Modified Endowment Contracts . . . . . . . . . . . . . . . .   10
    Other Tax Considerations . . . . . . . . . . . . . . . . . .   11
 Other Information . . . . . . . . . . . . . . . . . . . . . . .   12
    Management . . . . . . . . . . . . . . . . . . . . . . . . .   12
    Regulation . . . . . . . . . . . . . . . . . . . . . . . . .   14
    Legal Proceedings. . . . . . . . . . . . . . . . . . . . . .   14
    Registration Statement . . . . . . . . . . . . . . . . . . .   14
    Experts. . . . . . . . . . . . . . . . . . . . . . . . . . .   14
 Financial Statements. . . . . . . . . . . . . . . . . . . . . .   15
   Report of Independent Accountants
    (for year ended December 31, 1997) . . . . . . . . . . . . .   15
   Financial Statements of the Account
    (for year ended December 31, 1997) . . . . . . . . . . . . .   16

   Financial Statements of Northwestern Mutual Life
    (for the three years ended
        December 31, 1997) . . . . . . . . . . . . . . . . . . .   22
   Report of Independent Accountants
    (for the three years ended
      December 31, 1997) . . . . . . . . . . . . . . . . . . . .   35
 Appendix. . . . . . . . . . . . . . . . . . . . . . . . . . . .   36

PROSPECTUS


NORTHWESTERN MUTUAL VARIABLE EXECUTIVE LIFE

FLEXIBLE PREMIUM VARIABLE  LIFE INSURANCE POLICY



This prospectus describes the Variable Executive Life Policy (the "Policy") offered by The Northwestern Mutual Life Insurance Company. The Policy is an individual flexible premium variable life insurance policy designed to be used for a variety of business purposes.

The Policy offers flexible premium payments, nine investment funding options and a choice of three death benefit options.

The investment options correspond to the Portfolios of Northwestern Mutual Series Fund, Inc. (the "Fund"). The prospectus for the Fund, attached to this prospectus, describes the investment objectives of the nine portfolios: the Index 500 Stock Portfolio, the Select Bond Portfolio, the Money Market Portfolio, the Balanced Portfolio, the Growth and Income Stock Portfolio, the Growth Stock Portfolio, the Aggressive Growth Stock Portfolio, the High Yield Bond Portfolio and the International Equity Portfolio.

The values provided by the Policy vary daily depending on investment results. These values are not guaranteed. The Portfolios present varying degrees of investment risk.

A Policy may be returned for a limited period of time. See "Right to Return Policy", p. 8.

IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH A VARIABLE LIFE INSURANCE POLICY. SEE DEDUCTIONS AND CHARGES AND CASH VALUE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR NORTHWESTERN MUTUAL SERIES FUND, INC. WHICH IS ATTACHED HERETO, AND SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

SUMMARY

THE FOLLOWING SUMMARY PROVIDES A BRIEF OVERVIEW OF THE POLICY. IT OMITS DETAILS WHICH ARE INCLUDED ELSEWHERE IN THIS PROSPECTUS AND THE ATTACHED FUND PROSPECTUS AND IN THE TERMS OF THE POLICY.

VARIABLE LIFE INSURANCE

Variable life insurance is cash value life insurance and is similar in many ways to traditional fixed benefit life insurance. Both kinds of life insurance provide an income tax-free death benefit and a cash value that grows tax-deferred. Variable life insurance allows the policyowner to direct the premiums, after certain deductions, among a range of investment options. The variable life insurance death benefit and cash value vary to reflect the performance of the selected investments.

THE ACCOUNT AND ITS DIVISIONS

Northwestern Mutual Variable Life Account is the investment vehicle for the Policies. The Account has nine divisions. The owner of the Policy determines how net premiums are to be allocated. The assets of each division are invested in a corresponding Portfolio of Northwestern Mutual Series Fund, Inc. The nine Portfolios are the Index 500 Stock Portfolio, the Select Bond Portfolio, the Money Market Portfolio, the Balanced Portfolio, the Growth and Income Stock Portfolio, the Growth Stock Portfolio, the Aggressive Growth Stock Portfolio, the High Yield Bond Portfolio and the International Equity Portfolio. The investment objectives of the Portfolios are briefly described herein. See "The Fund", p. 3. For additional information see the attached prospectus for the Fund.

THE POLICY

AVAILABILITY LIMITATIONS   The Variable Executive Life Policy has been designed
for use with non-tax qualified executive benefit plans. The Policy is offered for use with corporate-sponsored plans where at least five Policies will be issued, each on the life of a different eligible insured person, and the first year premium for the group will be at least $250,000. Exceptions will be permitted in some cases and additional requirements may apply. Each case must be approved at the Home Office of Northwestern Mutual Life.

PREMIUMS Premiums may be paid at any time and in any amounts, within limits, but additional premiums will be required to keep the Policy in force if values become insufficient to pay current charges.

DEATH BENEFIT  The Policy offers a choice of three death benefit options:

- SPECIFIED AMOUNT (OPTION A)

- SPECIFIED AMOUNT PLUS POLICY VALUE (OPTION B)

- SPECIFIED AMOUNT PLUS PREMIUMS PAID (OPTION C)

In each case, the death benefit will be at least the amount needed to meet federal income tax requirements for life insurance. The Specified Amount is selected by the owner when the Policy is purchased and may be increased or decreased, within limits and subject to conditions, after a Policy is issued. The minimum amount is $50,000.00. No minimum death benefit is guaranteed.

CASH VALUE    The cash value of a Policy is not guaranteed and varies daily to reflect investment experience. A Policy may be surrendered for its cash value. The Policy also includes loan and withdrawal provisions.

DEDUCTIONS AND CHARGES

FROM PREMIUMS

  - Deduction of 3.6% for local, state and federal taxes attributable to premiums

  - Sales load of 15% up to the Target Premium for first Policy year, and 3% of all other premiums

FROM POLICY VALUE

  - Cost of insurance charge deducted monthly, based on the net amount at risk, the age, sex and risk classification of the insured, and the Policy duration. Current charges are based on the experience of Northwestern Mutual Life. Maximum charges are based on the 1980 CSO Mortality Tables.

  - Monthly mortality and expense risk charge. The current charge is at the annual rate of .75% (0.06250% monthly rate) of the amount invested in the Account for the Policy for the first 10 Policy years, and .30% (0.02500% monthly rate) thereafter. The maximum annual rate is .90% (0.07500% monthly rate).

  - Monthly administrative charge. The current charge is $15.00 in the first Policy year and $5.00 thereafter. The maximum charge is $15 in the first Policy year and $10 thereafter.

  - Charge for expenses and taxes associated with the Policy loan, if any. The aggregate charge is at the current annual rate of .75% (0.06250% monthly rate) of the Policy debt for the first ten Policy years and .20% (0.01667%) thereafter.

  - Any transaction charges that may result from a withdrawal, a transfer, a change in the Specified Amount or a change in the death benefit option. These charges are currently waived. The maximum charge is $250 for death benefit option changes and $25 for each of the other transactions.

FROM THE FUND


  - A daily charge for investment advisory and other services provided to the Fund. The total Fund expenses vary by Portfolio and currently fall in an approximate range of .21% to .77% of assets on an annual basis.

The following table shows the annual expenses for each of the Portfolios of the Fund, as a percentage of the average net assets of the Portfolio, based on 1997 operations for the Portfolios and their predecessors:


                             INVESTMENT
                              ADVISORY         OTHER          TOTAL
PORTFOLIO                       FEE          EXPENSES       EXPENSES
---------                     --------       --------       --------
Index 500 Stock. . . . . . .     .20%           .01%           .21%
Select Bond. . . . . . . . .     .30%           .00%           .30%
Money Market . . . . . . . .     .30%           .00%           .30%
Balanced . . . . . . . . . .     .30%           .00%           .30%
Growth and Income
  Stock. . . . . . . . . . .     .59%           .01%           .60%
Growth Stock . . . . . . . .     .47%           .02%           .49%
Aggressive Growth
  Stock. . . . . . . . . . .     .52%           .01%           .53%
High Yield Bond. . . . . . .     .52%           .03%           .55%
International Equity . . . .     .67%           .10%           .77%



THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY,
NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT AND
NORTHWESTERN MUTUAL SERIES FUND, INC.


NORTHWESTERN MUTUAL LIFE


The Northwestern Mutual Life Insurance Company is a mutual life insurance company organized by a special act of the Wisconsin Legislature in 1857. It is the nation's fifth largest life insurance company, based on total assets in excess of $71 billion on December 31, 1997, and is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. Northwestern Mutual Life sells life and disability insurance policies and annuity contracts through its own field force of approximately 6,000 full time producing agents. The Internal Revenue Service Employer Identification Number of Northwestern Mutual Life is 39-0509570.


THE ACCOUNT

Northwestern Mutual Variable Life Account was established by the Trustees of Northwestern Mutual Life on November 23, 1983, in accordance with the provisions of Wisconsin insurance law. Under Wisconsin law the income, gains and losses, realized or unrealized, of the Account are credited to or charged against the assets of the Account without regard to other income, gains or losses of Northwestern Mutual Life. The Account is used only for variable life insurance policies, including the Policies described in this prospectus as well as other policy series.

The Account is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not involve supervision of management or investment practices or policies. The Account has nine divisions. All of the assets of each division are invested in shares of the corresponding Portfolio of the Fund described below.

THE FUND

Northwestern Mutual Series Fund, Inc. is a mutual fund of the series type registered under the Investment Company Act of 1940 as an open-end diversified management investment company. Shares of each Portfolio of the Fund are purchased by the corresponding division of the Account at their net asset value without any sales charge.


The investment adviser for the Fund is Northwestern Mutual Investment Services, Inc. ("NMIS"), a wholly-owned subsidiary of Northwestern Mutual Life. The investment advisory agreements for the respective Portfolios provide that NMIS will provide services and bear certain expenses of the Fund. For providing investment advisory and other services and bearing Fund expenses, the Fund pays NMIS a fee at an annual rate which ranges from .20% of the aggregate average daily net assets of the Index 500 Stock Portfolio to a maximum of .67% for the International Equity Portfolio, based on 1997 asset size. Other expenses borne by the Portfolios range from 0% for the Select Bond, Money Market and Balanced Portfolios to .10% for the International Equity Portfolio. Northwestern Mutual Life provides certain personnel and facilities used by NMIS in performing its investment advisory functions and is a party to the investment advisory agreement. J.P. Morgan Investment Management, Inc. and Templeton Investment Counsel, Inc. have been retained under investment sub-advisory agreements to provide investment advice to the Growth and Income Stock Portfolio and the International Equity Portfolio, respectively.

The investment objectives and types of investments for each of the nine Portfolios of the Fund are set forth below. There can be no assurance that the objectives of the Portfolios will be realized. For more information about the investment objectives and policies, the attendant risk factors and expenses, see the Fund prospectus.

INDEX 500 STOCK PORTFOLIO. The investment objective of the Index 500 Stock Portfolio is to achieve investment results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). The Portfolio will attempt to meet this objective by investing in stocks included in the S&P 500 Index. Stocks generally are more volatile than debt securities and involve greater investment risks.

SELECT BOND PORTFOLIO. The primary investment objective of the Select Bond Portfolio is to provide as high a level of long-term total rate of return as is consistent with prudent investment risk. A secondary objective is to seek preservation of shareholders' capital. The Select Bond Portfolio will invest primarily in debt securities. The value of debt securities will tend to rise and fall inversely with the rise and fall of interest rates.

MONEY MARKET PORTFOLIO. The investment objective of the Money Market Portfolio is to realize maximum current income consistent with liquidity and stability of capital. The Money Market Portfolio will invest in money market instruments and other debt securities with maturities generally not exceeding one year. The return produced by these securities will reflect fluctuations in short-term interest rates.

BALANCED PORTFOLIO. The investment objective of the Balanced Portfolio is to realize as high a level of long-term total rate of return as is consistent with prudent investment risk. The Balanced Portfolio will invest in common stocks and other equity securities, bonds and money market instruments. Investment in the Balanced Portfolio necessarily involves the risks inherent in stocks and debt securities of varying maturities, including the risk that the Portfolio may invest too much or too little of its assets in each type of security at any particular time.

GROWTH AND INCOME STOCK PORTFOLIO. The investment objective of the Growth and Income Stock Portfolio is long-term growth of capital and income. Ordinarily the Portfolio pursues its investment objectives by investing primarily in dividend-paying common stock.

GROWTH STOCK PORTFOLIO. The investment objective of the Growth Stock Portfolio is long-term growth of capital; current income is secondary. The Portfolio will seek to achieve this objective by selecting investments in companies which have above average earnings growth potential.

AGGRESSIVE GROWTH STOCK PORTFOLIO. The investment objective of the Aggressive Growth Stock Portfolio is to achieve long-term appreciation of capital primarily by investing in the common stocks of companies which can reasonably be expected to increase their sales and earnings at a pace which will exceed the growth rate of the nation's economy over an extended period.

HIGH YIELD BOND PORTFOLIO. The investment objective of the High Yield Bond Portfolio is to achieve high current income and capital appreciation by investing primarily in fixed income securities that are rated below investment grade by the major rating agencies.

INTERNATIONAL EQUITY PORTFOLIO. The investment objective of the International Equity Portfolio is long-term capital growth. It pursues its objective through a flexible policy of investing in stocks and debt securities of companies and governments outside the United States.


--------------------------------------------------------------------------------

DETAILED INFORMATION ABOUT THE POLICY

PREMIUMS

The Policy permits premiums to be paid at any time before the Policy anniversary that is nearest the insured's 95th birthday and in any amounts within the limits described in this section.

The Specified Amount selected when the Policy is purchased is used to determine the minimum initial premium. The minimum initial premium is approximately equal to three times the initial monthly Cost of Insurance Charge and other deductions.

A Target Premium is calculated when the Policy is issued and is used in determining the sales load for the first Policy year. The Target Premium is based on the Specified Amount and the age and sex of the insured.

After a Policy is issued, there are no minimum premiums, except that no premium of less than $25 will be accepted. The Policy will remain in force during the insured's lifetime so long as the Policy Value, less the amount of any Policy debt, is sufficient to pay the monthly cost of insurance charge and other current charges.

The Policy sets no maximum on premiums, but a premium that would increase the net amount at risk will be accepted only if the insurance, as increased, will be within the issue limits of Northwestern Mutual Life, the insured meets the insurability requirements and the premium is received prior to the anniversary nearest the insured's 75th birthday. A premium will not be accepted if it would disqualify the Policy as life insurance for federal income tax purposes. See "Tax Considerations", p.10.

DEATH BENEFIT

DEATH BENEFIT OPTIONS  The Policy provides for three death benefit options:

SPECIFIED AMOUNT (OPTION A) The Specified Amount is selected by the Owner when the Policy is purchased.

SPECIFIED AMOUNT PLUS POLICY VALUE (OPTION B) The Policy Value is the cumulative amount invested, adjusted for investment results, reduced by the charges for insurance and other expenses.

SPECIFIED AMOUNT PLUS PREMIUMS PAID (OPTION C)
In addition, under any of the Options, the Death Benefit will be increased if necessary to meet the definitional requirements for life insurance for federal income tax purposes as discussed below.

Under any of the death benefit options the death benefit will be equal to the Policy Value at all times on and after the Policy anniversary nearest the 100th birthday of the insured.

CHOICE OF TESTS FOR TAX PURPOSES A Policy must satisfy one of two testing methods to qualify as life insurance for federal income tax purposes. The purchaser may choose either the Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test. Both tests require the Policy to meet minimum ratios, or multiples, of death benefit to the Policy Value. The minimum multiple decreases as the age of the insured advances. The choice of testing methods is made when a Policy is purchased and it may not be changed.

For the Guideline Premium/Cash Value Corridor Test the minimum multiples of death benefit to the Policy Value are shown below.


                            GUIDELINE PREMIUM/CASH VALUE
                               CORRIDOR TEST MULTIPLES

Attained           Policy                        Attained            Policy
Age                Value %                       Age                 Value %
---                -------                       ---                 -------
40 or under. . . .  250                          50. . . . . . . . .  185

41 . . . . . . . .  243                          51. . . . . . . . .  178

42 . . . . . . . .  236                          52. . . . . . . . .  171

43 . . . . . . . .  229                          53. . . . . . . . .  164

44 . . . . . . . .  222                          54. . . . . . . . .  157

45 . . . . . . . .  215                          55. . . . . . . . .  150

46 . . . . . . . .  209                          56. . . . . . . . .  146

47 . . . . . . . .  203                          57. . . . . . . . .  142

48 . . . . . . . .  197                          58. . . . . . . . .  138

49 . . . . . . . .  191                          59. . . . . . . . .  134

60 . . . . . . . .  130                          71. . . . . . . . .  113

61 . . . . . . . .  128                          72. . . . . . . . .  111

62 . . . . . . . .  126                          73. . . . . . . . .  109

63 . . . . . . . .  124                          74. . . . . . . . .  107

64 . . . . . . . .  122                          75-90 . . . . . . .  105

65 . . . . . . . .  120                          91. . . . . . . . .  104

66 . . . . . . . .  119                          92. . . . . . . . .  103

67 . . . . . . . .  118                          93. . . . . . . . .  102

68 . . . . . . . .  117                          94. . . . . . . . .  101

69 . . . . . . . .  116                          95 or over. . . . .  100

70 . . . . . . . .  115

For the Cash Value Accumulation Test the minimum multiples of death benefit to the Policy Value are calculated using net single premiums based on the attained age of the insured and the Policy's underwriting classification, using a 4% interest rate.

The Guideline Premium/Cash Value Corridor Test has lower minimum multiples than the Cash Value Accumulation Test, usually resulting in better cash value accumulation for a given amount of premium. But the Guideline Premium/Cash Value Corridor Test limits the amount of premium that may be paid in each Policy year. The Cash Value Accumulation Test has no such annual limitation, and allows more premium to be paid during the early Policy years.

DEATH BENEFIT CHANGES After a Policy is issued the Owner may change the death benefit option, or increase or decrease the Specified Amount, subject to approval by Northwestern Mutual Life. Changes are subject to insurability requirements and issue limits. A change will not be permitted if it results in a Specified Amount less than the minimum for a new Policy issued on that date.


A change in the death benefit option, or an increase or decrease in the Specified Amount, will be effective on the monthly processing date next following receipt of a written request at the Home Office of Northwestern Mutual Life.

Administrative charges of up to $250 for a change in the death benefit option, and up to $25 for each of more than one change in the Specified Amount in a Policy year, may apply. Any such charges will be deducted from the Policy Value. Northwestern Mutual Life is currently waiving these charges.

A change in the death benefit option, or an increase or decrease in the Specified Amount, may have important tax effects. See "Tax Considerations", p.
10. The cost of insurance charge will increase if a change results in a larger net amount at risk. See "Charges Against the Policy Value," below.

ALLOCATIONS TO THE ACCOUNT

The initial net premium is placed in the Account on the Policy date. Net premiums paid thereafter are placed in the Account on the date received at the Home Office of Northwestern Mutual Life. Net premiums are premiums less the deductions from premiums. See "Deductions from Premiums", p 6.

Premiums placed in the Account prior to the initial allocation date are invested in the Money Market Division of the Account. The initial allocation date is identified in the Policy and is the later of the date the application is approved by Northwestern Mutual Life and the date the initial premium is received at the Home Office of Northwestern Mutual Life. A different initial allocation date applies in those states which require a refund of at least the premium paid during the period when the Policy may be returned. See "Right to Return Policy," p. 8. On the initial allocation date the amount in the Money Market Division is invested in the Account divisions as directed in the application for the Policy. The Policyowner may change the allocation for future net premiums at any time by written request and the change will be effective for premiums placed in the Account thereafter. Allocation must be in whole percentages.

The Policyowner may transfer accumulated amounts from one division of the Account to another. Transfers are effective on the date a written request is received at the Home Office of Northwestern Mutual Life. Northwestern Mutual Life reserves the right to charge a fee of up to $25, to cover administrative costs of transfers, if there are more than twelve transfers in a Policy year. Northwestern Mutual Life is currently waiving these charges.

DEDUCTIONS AND CHARGES

DEDUCTIONS FROM PREMIUMS    A charge for taxes attributable to premiums is
deducted from each premium. The total amount of this deduction is 3.6% of the premium. Of this amount 2.35% is for state premium taxes. Premium taxes vary from state to state and currently range from .75% to 3.5% of life insurance premiums. The 2.35% rate is an average. The tax rate for a particular state may be lower, higher, or equal to the 2.35% deduction. Northwestern Mutual Life does not expect to profit from this charge. The remainder of the deduction, 1.25% of each premium, is for federal income taxes measured by premiums. Northwestern Mutual Life believes that this charge does not exceed a reasonable estimate of its federal income taxes attributable to the treatment of deferred acquisition costs.

A charge for sales costs is deducted from each premium. The charge is 15% of premiums paid during the first Policy year up to the Target Premium and 3% of all other premiums. The Target Premium is based on the Specified Amount and the age and sex of the insured. To the extent that sales expenses exceed the amounts deducted, Northwestern Mutual Life will pay the expenses from its other assets. These assets may include, among other things, any gain realized from the monthly charge against the Policy Value for the mortality and expense risks assumed by Northwestern Mutual Life, as described below.

CHARGES AGAINST THE POLICY VALUE    A cost of insurance charge is deducted from
the Policy Value on each monthly processing date. The amount is determined by multiplying the net amount at risk by the cost of insurance rate. The net amount at risk is equal to the death benefit currently in effect less the Policy Value. The cost of insurance rate reflects the issue age, policy duration and risk classification of the insured. The maximum cost of insurance rates are included in the Policy.

A charge for the mortality and expense risks assumed by Northwestern Mutual Life is also deducted monthly from the Policy Value. The maximum amount of the charge is equal to an annual rate of .90% (0.07500% monthly rate) of the Policy Value. Currently the charge is equal to an annual rate of .75% (0.06250% monthly rate) of Policy Value for the first ten Policy years and .30% (0.0250% monthly rate) thereafter. The mortality risk is that insureds may not live as long as Northwestern Mutual Life estimated. The expense risk is that expenses of issuing and administering the Policies may exceed the estimated costs. Northwestern Mutual Life will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

There is a monthly administrative charge of not more than $15 for the first Policy year and $10 thereafter. Currently this charge will be $5 after the first Policy year. This charge is for administrative expenses, including costs of premium collection, processing claims, keeping records and communicating with Policyowners. Northwestern Mutual Life does not expect to profit from this charge.

A charge is made for the expenses and taxes associated with the Policy debt, if any. The aggregate charge is at the current annual rate of 0.75% (0.06250% monthly rate) of the Policy debt for the first ten Policy years and 0.20% (0.01667% monthly rate) thereafter.

The Policy provides for transaction fees to be deducted from the Policy Value on the dates on which transactions take place. These charges are $25 for changes in the Specified Amount, withdrawals or transfers of assets among the divisions of the Account if more than twelve transfers take place in a Policy year. The fee for a change in the death benefit option is $250. Currently all of these fees are being waived.

Deductions from the Policy Value will be apportioned among the divisions of the Account in proportion to the amounts invested in the divisions.

EXPENSES OF THE FUND   The investment performance of each division of the
Account reflects all expenses borne by the corresponding Portfolio of the Fund. See the attached Fund prospectus for more information about those expenses.

CASH VALUE

The owner of a Policy may surrender it for the cash value at any time during the lifetime of the insured. The cash value for the Policy will change daily in response to investment results. No minimum cash value is guaranteed. The cash value is equal to the Policy Value reduced by any Policy debt outstanding. During the first Policy year the cash value is increased by the amount of sales load previously deducted from premiums, and during the second Policy year the cash value is increased by 50% of previous sales load deductions. This increase in cash value during the first two Policy years does not apply if the Policy is in a grace period on the date on which the Policy is surrendered.

The cash value for a Policy is determined at the end of each valuation period. Each business day, together with any non-business days before it, is a valuation period. A business day is any day on which the New York Stock Exchange is open for trading. In accordance with the requirements of the Investment Company Act of 1940, the cash value for a Policy may also be determined on any other day on which there is sufficient trading in securities to materially affect the value of the securities held by the Portfolios of the Fund.

POLICY LOANS

The owner of a Policy may borrow up to 90% of the Policy Value using the Policy as security. If a Policy loan is already outstanding, the maximum amount for any new loan is 90% of the Policy Value, less the amount already borrowed.

Interest on a Policy loan accrues and is payable on a daily basis at an annual effective rate of 5%. Unpaid interest is added to the amount of the loan. If the amount of the loan equals or exceeds the Policy Value on a monthly processing date, the Policy will enter the grace period. See "Termination and Reinstatement", below. A notice will be sent to the owner at least 61 days before the termination date. The notice will show how much must be paid to keep the Policy in force.

The amount of a Policy loan will be taken from the Account divisions in proportion to the amounts in the divisions. The amounts withdrawn will be transferred to Northwestern Mutual Life's general account and will be credited on a daily basis with an annual earnings rate equal to the 5% Policy loan interest rate. A Policy loan, even if it is repaid, will have a permanent effect on the Policy Value because the amounts borrowed will not participate in the Account's investment results while the loan is outstanding. The effect may be either favorable or unfavorable depending on whether the earnings rate credited to the loan amount is higher or lower than the rate credited to the unborrowed amount left in the Account.

A Policy loan, and any accrued interest outstanding, may be repaid, in whole or in part, at any time. Payments will be credited as of the date received and will be transferred from the general account of Northwestern Mutual Life to the Account divisions, in proportion to the premium allocation in effect, as of the same date.

A Policy loan may have important tax consequences. See "Tax Considerations", p. 10.

WITHDRAWALS OF POLICY VALUE

The Policyowner may make a withdrawal of Policy Value. A withdrawal may not reduce the loan value to less than any Policy debt outstanding. The loan value is 90% of the Policy Value, less any Policy debt already outstanding. Following a withdrawal the remaining Policy Value, less any Policy debt outstanding, must be at least three times the current monthly charges for the cost of insurance and other expenses. The minimum amount for withdrawals is $250. Up to four withdrawals are permitted in a Policy year. An administrative charge of up to $25 may apply, but is currently being waived.

A withdrawal of Policy Value decreases the death benefit by the same amount. If the death benefit for a Policy has been increased to meet the federal tax requirements for life insurance, the decrease in the death benefit caused by a subsequent withdrawal will be larger than the amount of the withdrawal. If Option A or Option C is in effect a withdrawal of Policy Value will reduce the Specified Amount by the amount of the withdrawal. Following a withdrawal the remaining death benefit must be at least the minimum amount that Northwestern Mutual Life would currently issue.

The amount withdrawn from Policy Value will be taken from the Account divisions in proportion to the amounts in the divisions. The Policy makes no provision for repayment of amounts withdrawn. A withdrawal of Policy Value may have important tax consequences. See "Tax Considerations", p. 10.

TERMINATION AND REINSTATEMENT

If the Policy Value, less any Policy debt outstanding, is less than the monthly charges for the cost of insurance and other expenses on any monthly processing date, a grace period of 61 days is allowed for the payment of sufficient premium to keep the Policy in force. The grace period begins on the date that a notice is sent to the Policyowner. The notice will state the minimum amount of premium required to keep the Policy in force and the date by which the premium must be paid. The Policy will terminate unless the required amount is paid before the grace period expires.

After a Policy has terminated, it may be reinstated within one year. The insured must provide satisfactory evidence of insurability. The minimum amount of premium required for reinstatement will be the monthly charges that were due when the Policy terminated plus the charges for three more months.

Reinstatement of a Policy will be effective on the first monthly processing date after an application for reinstatement is received at the Home Office of Northwestern Mutual Life, subject to approval by Northwestern Mutual Life. Any Policy debt that was outstanding when the Policy terminated will also be reinstated.

The Policy Value when a Policy is reinstated is equal to the premium paid, after the deduction for taxes and sales load, less the sum of all monthly charges for the cost of insurance and other expenses for the grace period and for the current month. The Policy Value will be allocated among the Account divisions based on the allocation for premiums currently in effect.

A Policy may not be reinstated after the Policy has been surrendered for its cash value.

See "Tax Considerations", p. 10, for a discussion of the tax effects associated with termination and reinstatement of a Policy.

RIGHT TO RETURN POLICY

A Policy may be returned within 45 days after the application for insurance is signed or within 10 days (or later where required by state law) after the Policy is received, whichever is later. The Policy may be mailed or delivered to the agent who sold it or to the Home Office of Northwestern Mutual Life. If returned, the Policy will be considered void from the beginning. Northwestern Mutual Life will refund the sum of the amounts deducted from the premium paid plus the value of the Policy in the Account on the date the returned Policy is received. In some states, the amount refunded will not be less than the premium paid.

OTHER POLICY PROVISIONS

OWNER. The owner is identified in the Policy. The owner may exercise all rights under the Policy while the insured is living. Ownership may be transferred to another. Written proof of the transfer must be received by Northwestern Mutual Life at its Home Office.

BENEFICIARY. The beneficiary is the person to whom the death benefit is payable. The beneficiary is named in the application. After the Policy is issued the owner may change the beneficiary in accordance with the Policy provisions.

INCONTESTABILITY. Northwestern Mutual Life will not contest a Policy after it has been in force during the lifetime of the insured for two years from the date of issue. An increase in the amount of insurance that was subject to insurability requirements will not be contested after the increased amount has been in force during the lifetime of the insured for two years from the date of issuance of the increase.

SUICIDE. If the insured dies by suicide within one year from the date of issue, the amount payable under the Policy will be limited to the premiums paid, less the amount of any Policy debt and withdrawals. If the insured dies by suicide within one year of the date of issuance of an increase in the amount of insurance, which was subject to insurability requirements, the amount payable with respect to the increase will be limited to the amounts charged for the cost of insurance and other expenses attributable to the increase.

MISSTATEMENT OF AGE OR SEX. If the age or sex of the insured has been misstated, the charges for cost of insurance and other expenses under a Policy will be adjusted to reflect the correct age and sex.

COLLATERAL ASSIGNMENT. The owner may assign a Policy as collateral security. Northwestern Mutual Life is not responsible for the validity or effect of a collateral assignment and will not be deemed to know of an assignment before receipt of the assignment in writing at the Home Office.

DEFERRAL OF DETERMINATION AND PAYMENT. Northwestern Mutual Life will ordinarily pay Policy benefits within seven days after receipt of all required documents at its Home Office. However, determination and payment of benefits may be deferred during any period when it is not reasonably practicable to value securities because the New York Stock Exchange is closed or an emergency exists or the Securities and Exchange Commission, by order, permits deferral for the protection of Policyowners.

DIVIDENDS. The Policies will share in divisible surplus to the extent determined annually by Northwestern Mutual Life. Since the Policies are not expected to contribute to divisible surplus, it is not expected that any dividends will be paid.

VOTING RIGHTS

Northwestern Mutual Life is the owner of the Fund shares in which all assets of the Account are invested. As the owner of the shares Northwestern Mutual Life will exercise its right to vote the shares to elect directors of the Fund, to vote on matters required to be approved or ratified by mutual fund shareholders under the Investment Company Act of 1940 and to vote on any other matters that may be presented to any Fund shareholders' meeting. However, Northwestern Mutual Life will vote the Fund shares held in the Account in accordance with instructions from owners of the Policies. Northwestern Mutual Life will vote the Fund shares held in its general account in the same proportions as the shares for which voting instructions are received. If the applicable laws or regulations change so as to permit Northwestern Mutual Life to vote the Fund shares in its own discretion, it may elect to do so.

The number of Fund shares for each division of the Account for which the owner of a Policy may give instructions is determined by dividing the amount of the Policy's cash value apportioned to that division, if any, by the per share value for the corresponding Fund Portfolio. The number will be determined as of a date chosen by Northwestern Mutual Life, but not more than 90 days before the Fund shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited with written materials at least 14 days before the meeting. Shares as to which no instructions have been received will be voted in the same proportion as the shares as to which instructions have been received.

Northwestern Mutual Life may, if required by state insurance officials, disregard voting instructions which would require Fund shares to be voted for a change in the sub-classification or investment objectives of a Fund Portfolio, or to approve or disapprove an investment advisory agreement for the Fund. Northwestern Mutual Life may also disregard voting instructions that would require changes in the investment policy or investment adviser for the Fund or a Fund Portfolio, provided that Northwestern Mutual Life reasonably determines to take this action in accordance with applicable federal law. If Northwestern Mutual Life disregards voting instructions, a summary of the action and reasons therefor will be included in the next semiannual report to the owners of the Policies.

SUBSTITUTION OF FUND SHARES AND OTHER CHANGES

If, in the judgment of Northwestern Mutual Life, a Fund Portfolio becomes unsuitable for continued use with the Policies because of a change in investment objectives or restrictions, shares of another Portfolio or another mutual fund may be substituted. Any substitution of shares will be subject to any required approval of the Securities and Exchange Commission, the Wisconsin Commissioner of Insurance or other regulatory authority. Northwestern Mutual Life has also reserved the right, subject to applicable federal and state law, to operate the Account or any of its divisions as a management company under the Investment Company Act of 1940, or in any other form permitted, or to terminate registration of the Account if registration is no longer required, and to change the provisions of the Policies to comply with any applicable laws.

REPORTS

At least once each Policy year the owner of a Policy will receive a statement showing the death benefit, Policy Value and any Policy loan, including loan interest. This report will show the apportionment of invested assets among the Account divisions. Owners will also receive annual and semiannual reports for the Account and the Fund, including financial statements.

DISTRIBUTION OF THE POLICIES


The Policies will be sold through individuals who, in addition to being licensed life insurance agents of Northwestern Mutual Life, are registered representatives of Northwestern Mutual Investment Services, Inc. ("NMIS"), a wholly-owned subsidiary of Northwestern Mutual Life. NMIS is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. NMIS was organized in 1968 as a Wisconsin corporation. Its address is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. The Internal Revenue Service Employer Identification Number of NMIS is 39-1099296.


Commissions paid to the agents will not exceed 15% of the premium for the first year and 2-3/4% of the premium thereafter. During the sixth Policy year and thereafter agents will receive compensation at the annual rate of .20% of the cash value of a Policy.

General agents and district agents who are registered representatives of NMIS and have supervisory responsibility for sales of the Policies receive commission overrides and other compensation.

TAX CONSIDERATIONS

GENERAL The following discussion provides a general description of federal income tax consideration relating to the Policy. The discussion is based on current provisions of the Internal Revenue Code ("Code") as currently interpreted by the Internal Revenue Service. This discussion is not intended as tax advice. The discussion is not exhaustive, it does not address the likelihood of future changes in federal income tax law or interpretations thereof, and it does not address state or local tax considerations which may be significant in the purchase and ownership of a Policy.

LIFE INSURANCE QUALIFICATION Section 7702 of the Code defines life insurance for federal income tax purposes. The Code provides two alternative tests for determining whether the death benefit is a sufficient multiple of the Policy Value. See "Choice of Tests for Tax Purposes", p. 5. The Policy is designed to comply with these rules. Premiums that would cause a Policy to be disqualified as life insurance will be returned.

Section 817(h) of the Code authorizes the Secretary of the Treasury to set standards for diversification of the investments underlying variable life insurance policies. Final regulations have been issued pursuant to this authority. Failure to meet the diversification requirements would disqualify the Policies as life insurance for purposes of Section 7702 of the Code. Northwestern Mutual Life intends to comply with these requirements.

The Treasury Department, in connection with the diversification requirements, stated that it expected to issue guidance about circumstances where a policyowner's control of separate account assets would cause the policyowner, and not the life insurance company, to be treated as the owner of those assets. These guidelines have not been issued. If the owner of a Policy were treated as the owner of the Fund shares held in the Account, the income and gains related to those shares would be included in the owner's gross income for federal income tax purposes. Northwestern Mutual Life believes that it owns the assets of the Account under current federal income tax law.

TAX TREATMENT OF LIFE INSURANCE   While a Policy is in force, increases in the
Policy Value as a result of investment experience are not subject to federal income tax until there is a distribution as defined by the Code. The death benefit received by a beneficiary will not be subject to federal income tax.

Unless the Policy is a modified endowment contract, as described below, Northwestern Mutual Life believes that a loan received under a Policy will be construed as indebtedness of the owner and no part of the loan will be treated as a distribution subject to current federal income tax. Interest paid by individual owners of the Policies will ordinarily not be deductible. A qualified tax adviser should be consulted as to the deductibility of interest paid, or accrued, by other purchasers of the Policies. See "Other Tax Considerations", below.

As a general rule, the proceeds from a withdrawal of Policy Value will be taxable only to the extent that the withdrawal exceeds the basis of the Policy. The basis of the Policy is generally equal to the premiums paid less any amounts previously received as tax-free distributions. In certain circumstances, a withdrawal of Policy Value during the first 15 Policy years may be taxable to the extent that the Policy Value exceeds the basis of the Policy. This means that the amount withdrawn may be taxable even if that amount is less than the basis of the Policy. In addition, if a Policy terminates while a Policy loan is outstanding, the cancellation of the loan and accrued interest will be treated as a distribution from the Policy and may be taxable under these rules.

Special tax rules may apply when ownership of a Policy is transferred. Qualified tax advice should be sought when a transfer of ownership is planned.

MODIFIED ENDOWMENT CONTRACTS A Policy will be classified as a modified endowment contract if the cumulative premium paid during the first seven Policy years exceeds a defined "seven-pay" limit. The seven-pay limit is based on a hypothetical life insurance policy issued on the same insured person and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges) will be fully paid for after seven level annual payments. A Policy will be treated as a modified endowment contract unless cumulative premiums paid under the Policy, at all times during the first seven Policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account the Policy Value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in the death benefit option, a change in the Specified Amount, and certain other changes.

If the benefits are reduced during the first seven Policy years after entering into the Policy (or within seven years after a material change), for example, by requesting a decrease in the Specified Amount or, in some cases, by making a withdrawal of Policy Value, the seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the calculated seven-pay premium level limit, the Policy will become a modified endowment contract. A life insurance policy which is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

If a Policy is a modified endowment contract, any distribution from the Policy will be taxed on a gain- first basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or a withdrawal of Policy Value. Any such distributions will be considered taxable income to the extent the Policy Value exceeds the basis in the Policy. For modified endowment contracts, the basis would be increased by the amount of any prior loan under the Policy that was considered taxable income. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Northwestern Mutual Life to the same policyowner (excluding certain qualified plans) during any calendar year are to be aggregated. The Secretary of the Treasury has authority to prescribe additional rules to prevent avoidance of gain-first taxation on distributions from modified endowment contracts.

A 10% penalty tax will apply to the taxable portion of a distribution from a modified endowment contract. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayers or the joint lives (or joint life expectancies) of the taxpayer and his beneficiaries. If a Policy is surrendered, the excess, if any, of the Policy Value over the basis of the Policy will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax. The exceptions generally do not apply to life insurance policies owned by corporations or other entities. If a Policy terminates while there is a Policy loan, the cancellation of the loan and accrued loan interest will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the penalty tax, as described under the above rules.

If a Policy becomes a modified endowment contract, distributions that occur during the Policy year it becomes a modified endowment contract and any subsequent Policy year will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Secretary of the Treasury has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

OTHER TAX CONSIDERATIONS Business-owned life insurance may be subject to certain additional rules. Section 264(a)(1) of the Code generally disallows a deduction for premiums paid on Policies by anyone who is directly or indirectly a beneficiary under the Policy. Increases in Policy Value may also be subject to tax under the corporation alternative minimum tax provisions.

Section 264(a)(4) of the Code limits the Policyowner's deduction for interest on loans taken against life insurance policies to interest on an aggregate total of $50,000 of loans per covered life only with respect to life insurance policies covering key persons. Generally, a key person means an officer or a 20% owner. However, the number of key persons will be limited to the greater of (a) five individuals, or (b) the lesser of 5% of the total officers and employees of the taxpayer or 20 individuals. Deductible interest for these Policies will be subject to limits based on current market rates.

In addition, Section 264(f) disallows a proportionate amount of a business' interest deduction based on the amount of unborrowed cash value of non-exempt life insurance policies held in relation to other business assets. Exempt policies include policies held by natural persons unless the business is a direct or indirect beneficiary under the policy and policies owned by a business and insuring employees, directors, officers and 20% owners (as well as joint policies insuring 20% owners and their spouses).

Finally, life insurance subject to a split dollar arrangement is taxable to the employee in the amount of the annual value of the economic benefit to the employee measured by the issuer's lowest one-year term rates as defined by various Internal Revenue Service rulings or the government's P.S. 58 table rates. The Internal Revenue Service has also ruled in a private letter ruling related to a specific taxpayer under audit that the accrued earnings in the equity split dollar policies held by the taxpayer were taxable in the year earned. The Internal Revenue Service has not issued a formal ruling on this issue and is currently reviewing the taxation of split dollar arrangements generally.

Depending on the circumstances, the exchange of a Policy, a change in the death benefit option, a Policy loan, a withdrawal of Policy Value, a change in ownership or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance, and other tax consequences of Policy ownership, premium payments and receipt of Policy proceeds depend on the circumstances of each Policyowner or beneficiary. Any person contemplating any such transaction should consult a qualified tax adviser.


--------------------------------------------------------------------------------
OTHER INFORMATION

MANAGEMENT

Northwestern Mutual Life is managed by a Board of Trustees. The Trustees and senior officers of Northwestern Mutual Life and their positions including Board committee memberships, and their principal occupations, as of the date of this prospectus, are listed below. Unless otherwise indicated, the business address of each Trustee and senior officer is c/o The Northwestern Mutual Life Insurance Company, 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

TRUSTEES

NAME                                 PRINCIPAL OCCUPATION DURING LAST FIVE YEARS
----                                 -------------------------------------------

R. Quintus Anderson (A). . . . . . .   Chairman, Aarque Capital Corporation
                                       since 1997, prior thereto; Chairman, The
                                       Aarque Companies, 111 West Second
                                       Street, P.O. Box 310, Jamestown, NY
                                       14702-0310 (diversified metal products
                                       manufacturing)


Edward E. Barr (HR). . . . . . . . .   Chairman, Sun Chemical Corporation,
                                       222 Bridge Plaza South, Fort Lee, New
                                       Jersey 07024 (graphic arts) since 1998;
                                       prior thereto President and Chief
                                       Executive Officer; President and Chief
                                       Executive Officer, DIC Americas, Inc.,
                                       Fort Lee, NJ


Gordon T. Beaham, III (OT).. . . . .   Chairman of the Board and President,
                                       Faultless Starch/Bon Ami Company, 1025
                                       West Eighth Street, Kansas City, MO
                                       64101 (consumer products manufacturer)

Robert C. Buchanan (A, E, F) . . . .   President and Chief Executive Officer,
                                       Fox Valley Corporation, 100 West
                                       Lawrence Street, P.O. Box 727, Appleton,
                                       WI 54912-0727 (manufacturer of gift wrap and writing paper)

Robert E. Carlson (E). . . . . . . .   Executive Vice President of Northwestern
                                       Mutual Life


George A. Dickerman (AM) . . . . . .   Chairman of the Board, Spalding Sports
                                       Worldwide, 425 Meadow Street, P.O.
                                       Box 901, Chicopee, MA 01021-0901
                                       (manufacturer of sporting equipment)
                                       since 1998; prior thereto, President


Pierre S. du Pont (AM) . . . . . . .   Attorney, Richards, Layton and Finger,
                                       P.O. Box 551, 1 Rodney Square,
                                       Wilmington, DE 19899

James D. Ericson (AM, E, F. HR, OT).   President and Chief Executive Officer of
                                       Northwestern Mutual Life since 1993;
                                       President and Chief Operating Officer,
                                       1991-1993; prior thereto, President

J. E. Gallegos (A) . . . . . . . . .   Attorney at Law; President, Gallegos Law
                                       Firm, 460 St. Michaels Drive, Building
                                       300, Santa Fe, NM 87505

Stephen N. Graff (E, F, OT). . . . .   Retired Partner, Arthur Andersen LLP
                                       (public accountants) since 1994; Senior
                                       Partner, 1993-1994; prior thereto,
                                       Managing Partner - Milwaukee, WI office.
                                       Address:  805 Lone Tree Road, Elm Grove,
                                       WI 53122-2014

Patricia Albjerg Graham (HR) . . . .   Professor, Graduate School of Education,
                                       Harvard University, 420 Gutman,
                                       Cambridge, MA 02138.  President, The
                                       Spencer Foundation (social and
                                       behavioral sciences)

Stephen F. Keller (HR) . . . . . . .   Former Chairman, Santa Anita Realty
                                       Enterprises since 1997; prior thereto,
                                       Chairman.  Address:  101 South Las
                                       Palmas Avenue, Los Angeles, CA 90004


Barbara A. King (AM) . . . . . . . .   President, Landscape Structures, Inc.,
                                       Rt 3, 601 - 7th Street South, Delano, MN
                                       55328 (manufacturer of playground
                                       equipment)

J. Thomas Lewis (HR) . . . . . . . .   Attorney, Monroe & Lemann, 201 St.
                                       Charles Avenue, Suite 3400, New Orleans,
                                       LA 70170-3400

Daniel F. McKeithan, Jr. (E, F, HR).   President, Tamarack Petroleum Company,
                                       Inc., 777 East Wisconsin Avenue,
                                       Milwaukee, WI 53202 (operator of oil and gas wells); President, Active Investor
                                       Management, Inc., Milwaukee, WI

Guy A. Osborn (E, F, OT) . . . . . .   Retired Chairman of Universal Foods
                                       Corporation, 433 East Michigan Street,
                                       Milwaukee, WI 53202 since 1997; prior
                                       thereto, Chairman and Chief Executive
                                       Officer

Timothy D. Proctor (A) . . . . . . .   Senior Vice President Human Resources,
                                       General Counsel & Secretary of Glaxo
                                       Wellcome Inc., P.O. Box 13398, 5 Moore
                                       Drive, Research Triangle Park, NC 27709, since 1994 (pharmaceuticals)

Donald J. Schuenke (AM, E, F). . . .   Retired since 1994; Chairman of
                                       Northwestern Mutual Life, 1993-1994;
                                       Chairman and Chief Executive Officer,
                                       1990-1993; prior thereto, President and
                                       Chief Executive Officer

H. Mason Sizemore, Jr. (AM). . . . .   President and Chief Operating Officer,
                                       The Seattle Times, Fairview Avenue North and John Street, P.O. Box 70, Seattle,
                                       WA 98111 (publishing)

Harold B. Smith (OT) . . . . . . . .   Chairman, Executive Committee, Illinois
                                       Tool Works, Inc., 3600 West Lake Avenue,
                                       Glenview, IL 60025-5811 (engineered
                                       components and industrial systems and
                                       consumables)

Sherwood H. Smith, Jr. (AM). . . . .   Chairman of the Board of Carolina Power
                                       & Light, 411 Fayetteville Street Mall,
                                       P.O. Box 1551, Raleigh, NC 27602, since
                                       1997; prior thereto, Chairman of the
                                       Board and Chief Executive Officer.

John E. Steuri (OT). . . . . . . . .   Chairman, Advanced Thermal Technologies,
                                       Little Rock, AR since 1997 (heating,
                                       air-conditioning  and humidity control).
                                       Retired since 1996 as Chairman and Chief
                                       Executive Officer of ALLTEL Information
                                       Services, Inc., Little Rock, AR
                                       (application software).  Address:  52
                                       River Ridge Road, Little Rock, AR
                                       72227-1518

John J. Stollenwerk (AM, E, F) . . .   President and Owner, Allen-Edmonds Shoe
                                       Corporation, 201 East Seven Hills Road,
                                       P.O. Box 998, Port Washington, WI
                                       53074-0998

Barry L. Williams (HR) . . . . . . .   President and Chief Executive Officer,
                                       C.N. Flagg Power, Inc., Meriden, CT
                                       (construction services for electric
                                       power plants) and President, Williams
                                       Pacific Ventures, Inc., 100 First
                                       Street, Suite 2350, San Francisco, CA
                                       94105-2634 (venture capital)

Kathryn D. Wriston (A) . . . . . . .   Director of various corporations.
                                       Address:  c/o Shearman & Sterling, 153
                                       East 53rd Street, Room 3406 - 34th
                                       Floor, New York, NY 10022


A   --   Member, Audit Committee       F    --   Member, Finance Committee
AM  --   Member, Agency and Marketing  HR   --   Member, Human Resources and
         Committee                               Public Policy Committee
E   --   Member, Executive Committee   OT   --   Member, Operations and
                                                 Technology Committee



SENIOR OFFICERS (OTHER THAN TRUSTEES)
                                               POSITION WITH
            NAME                          NORTHWESTERN MUTUAL LIFE
--------------------------------------------------------------------------------
        John M. Bremer              Executive Vice President, General Counsel
                                    and Secretary
        Peter W. Bruce              Executive Vice President
        Edward J. Zore              Executive Vice President
        Deborah A. Beck             Senior Vice President
        William H. Beckley          Senior Vice President
        Mark G. Doll                Senior Vice President
        James W. Ehrenstrom         Senior Vice President
        Richard L. Hall             Senior Vice President
        William C. Koenig           Senior Vice President and Chief Actuary
        Donald L. Mellish           Senior Vice President
        Mason G. Ross               Senior Vice President
        Leonard F. Stecklein        Senior Vice President
        Frederic H. Sweet           Senior Vice President
        Dennis Tamcsin              Senior Vice President
        Walter J. Wojcik            Senior Vice President
        Gary E. Long                Vice President and Controller

REGULATION

Northwestern Mutual Life is subject to the laws of Wisconsin governing insurance companies and to regulation by the Wisconsin Commissioner of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance on or before March 1 in each year covering operations for the preceding year and including financial statements. Regulation by the Wisconsin Insurance Department includes periodic examination to determine solvency and compliance with insurance laws. Northwestern Mutual Life is also subject to the insurance laws and regulations of the other jurisdictions in which it is licensed to operate.

LEGAL PROCEEDINGS

Northwestern Mutual Life is engaged in litigation of various kinds which in its judgment is not of material importance in relation to its total assets. There are no legal proceedings pending to which the Account is a party.

REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission, Washington, D.C. by Northwestern Mutual Life under the Securities Act of 1933, as amended, with respect to the Policies. This prospectus does not contain all the information set forth in the registration statement. A copy of the omitted material is available from the main office of the SEC in Washington, D.C. upon payment of the prescribed fee. Further information about the Policies is also available from the Home Office of Northwestern Mutual Life. The address and telephone number are on the cover of this prospectus.

EXPERTS

The financial statements of Northwestern Mutual Life as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 and of the Account as of December 31, 1997 and for each of the two years in the period ended December 31, 1997 included in this prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. Actuarial matters included in this prospectus have been examined by William C. Koenig, F.S.A., Senior Vice President and Chief Actuary of Northwestern Mutual Life. His opinion is filed as an exhibit to the registration statement.

VARIABLE LIFE ACCOUNTANTS' LETTER

                 [LOGO]

                                                                          [LOGO]

REPORT OF INDEPENDENT ACCOUNTANTS

To The Northwestern Mutual Life Insurance Company and
Policyowners of Northwestern Mutual Variable Life Account

In our opinion, the accompanying combined statement of assets and liabilities and the related combined and separate statements of operations and changes in equity present fairly, in all material respects, the financial position of Northwestern Mutual Variable Life Account and Aggressive Growth Stock Division, International Equity Division, Growth Stock Division, Growth and Income Stock Division, the Index 500 Stock Division, the Balanced Division, High Yield Bond Division, Select Bond Division, and Money Market Division thereof at December 31, 1997, the results of their operations and the changes in their equity for the year then ended and for each of the other periods presented, in conformity with generally accepted accounting principles. These financial statements are the responsibility of The Northwestern Mutual Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of the number of shares owned at December 31, 1997 with Northwestern Mutual Series Fund, Inc., provide a reasonable basis for the opinion expressed above.

                         [SIG]

Milwaukee, Wisconsin
January 27, 1998

                                       --

VARIABLE LIFE FINANCIAL STATEMENTS
NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
Financial Statements
DECEMBER 31, 1997

STATEMENT OF ASSETS AND LIABILITIES
(IN THOUSANDS)

ASSETS
  Investments at Market Value:
    Northwestern Mutual Series Fund, Inc.
      Aggressive Growth Stock
       23,568 shares (cost $66,748)...............  $  78,645
      International Equity
       31,449 shares (cost $46,440)...............     53,117
      Growth Stock
       17,809 shares (cost $26,009)...............     32,234
      Growth and Income Stock
       27,339 shares (cost $36,512)...............     36,389
      Index 500 Stock
       40,734 shares (cost $74,358)...............    107,700
      Balanced
       63,446 shares (cost $90,745)...............    126,320
      High Yield Bond
       8,280 shares (cost $9,262).................      8,802
      Select Bond
       7,233 shares (cost $8,546).................      9,092
      Money Market
       21,899 shares (cost $21,899)...............     21,899   $ 474,198
                                                    ---------
Due from Sale of Fund Shares..................................        978
Due from Northwestern Mutual Life Insurance Company...........        382
                                                                ---------
      Total Assets............................................  $ 475,558
                                                                ---------
                                                                ---------
LIABILITIES
  Due to Northwestern Mutual Life Insurance Company...........  $     978
  Due on Purchase of Fund Shares..............................        382
                                                                ---------
      Total Liabilities.......................................      1,360
                                                                ---------
EQUITY (NOTE 8)
  Policies Issued Before October 11, 1995.....................    315,462
  Policies Issued On or After October 11, 1995................    158,736
                                                                ---------
      Total Equity............................................    474,198
                                                                ---------
      Total Liabilities and Equity............................  $ 475,558
                                                                ---------
                                                                ---------

    The Accompanying Notes are an Integral Part of the Financial Statements

                                       --

VARIABLE LIFE FINANCIAL STATEMENTS
NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
Statement of Operations and Changes in Equity
(IN THOUSANDS)

                                                                     AGGRESSIVE GROWTH STOCK
                                           COMBINED                         DIVISION              INTERNATIONAL EQUITY DIVISION
                                -------------------------------   -----------------------------   -----------------------------
                                  YEAR ENDED       YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                 DECEMBER 31,     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                     1997             1996            1997            1996            1997            1996
                                --------------   --------------   -------------   -------------   -------------   -------------
INVESTMENT INCOME
  Dividend Income.............    $  24,262        $  11,085        $  3,345        $    892        $  1,286        $    924
  Mortality and Expense
    Risks.....................        1,788            1,102             271             139             197             100
  Taxes.......................          767              461             116              57              85              42
                                --------------   --------------   -------------   -------------   -------------   -------------
  Net Investment Income.......       21,707            9,522           2,958             696           1,004             782
                                --------------   --------------   -------------   -------------   -------------   -------------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Realized Gain on
    Investments...............        4,871            2,405             231             301             203              49
  Unrealized Appreciation
    (Depreciation) of
    Investments During the
    Period....................       42,532           21,398           5,109           2,690           2,358           3,197
                                --------------   --------------   -------------   -------------   -------------   -------------
  Net Gain (Loss) on
    Investments...............       47,403           23,803           5,340           2,991           2,561           3,246
                                --------------   --------------   -------------   -------------   -------------   -------------
  Increase in Equity Derived
    from Investment
    Activity..................       69,110           33,325           8,298           3,687           3,565           4,028
                                --------------   --------------   -------------   -------------   -------------   -------------
EQUITY TRANSACTIONS
  Policyowners' Net
    Payments..................      170,672          101,055          21,502          11,065          12,656           8,006
  Policy Loans, Surrenders,
    and Death Benefits........      (23,728)         (16,316)         (4,003)         (2,117)         (2,787)         (1,566)
  Mortality and Other (net)...      (28,427)         (16,382)         (3,791)         (1,943)         (2,368)         (1,529)
  Transfers from Other
    Divisions.................       86,366           45,652          19,008          14,807          14,866           6,728
  Transfers to Other
    Divisions.................      (86,366)         (45,652)         (4,091)         (1,660)         (2,149)           (827)
                                --------------   --------------   -------------   -------------   -------------   -------------
Increase in Equity Derived
  from Equity Transactions....      118,517           68,357          28,625          20,152          20,218          10,812
                                --------------   --------------   -------------   -------------   -------------   -------------
Net Increase in Equity........      187,627          101,682          36,923          23,839          23,783          14,840
EQUITY
  Beginning of Period.........      286,571          184,889          41,724          17,885          29,333          14,493
                                --------------   --------------   -------------   -------------   -------------   -------------
  End of Period...............    $ 474,198        $ 286,571        $ 78,647        $ 41,724        $ 53,116        $ 29,333
                                --------------   --------------   -------------   -------------   -------------   -------------
                                --------------   --------------   -------------   -------------   -------------   -------------

    The Accompanying Notes are an Integral Part of the Financial Statements

                                      ---

VARIABLE LIFE FINANCIAL STATEMENTS
NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
Statement of Operations and Changes in Equity
(IN THOUSANDS)

                                                                GROWTH & INCOME STOCK DIVISION
                                    GROWTH STOCK DIVISION                                             INDEX 500 STOCK DIVISION
                                -----------------------------   -------------------------------   --------------------------------
                                 YEAR ENDED      YEAR ENDED       YEAR ENDED       YEAR ENDED       YEAR ENDED        YEAR ENDED
                                DECEMBER 31,    DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                    1997            1996             1997             1996             1997              1996
                                -------------   -------------   --------------   --------------   ---------------   --------------
INVESTMENT INCOME
  Dividend Income.............    $  1,413        $    564        $  7,776         $  1,458         $   2,579         $  1,153
  Mortality and Expense
    Risks.....................         105              46             120               58               395              221
  Taxes.......................          45              19              52               24               169               93
                                -------------   -------------   --------------   --------------   ---------------   --------------
  Net Investment Income.......       1,263             499           7,604            1,376             2,015              839
                                -------------   -------------   --------------   --------------   ---------------   --------------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Realized Gain on
    Investments...............         172              88             173              117             2,375              359
  Unrealized Appreciation
    (Depreciation) of
    Investments During the
    Period....................       4,151           1,191          (1,823)             728            17,772            8,074
                                -------------   -------------   --------------   --------------   ---------------   --------------
  Net Gain (Loss) on
    Investments...............       4,323           1,279          (1,650)             845            20,147            8,433
                                -------------   -------------   --------------   --------------   ---------------   --------------
  Increase in Equity Derived
    from Investment
    Activity..................       5,586           1,778           5,954            2,221            22,162            9,272
                                -------------   -------------   --------------   --------------   ---------------   --------------
EQUITY TRANSACTIONS
  Policyowners' Net
    Payments..................       7,334           3,397           7,537            4,523            19,733           12,626
  Policy Loans, Surrenders,
    and Death Benefits........      (1,314)           (436)         (1,842)            (692)           (5,039)          (3,465)
  Mortality and Other (net)...      (1,329)           (665)         (1,457)            (867)           (4,127)          (2,351)
  Transfers from Other
    Divisions.................       8,851           4,758          10,673            3,950            20,024            8,372
  Transfers to Other
    Divisions.................      (1,341)           (447)         (1,104)            (974)           (3,783)          (2,211)
                                -------------   -------------   --------------   --------------   ---------------   --------------
Increase in Equity Derived
  from Equity Transactions....      12,201           6,607          13,807            5,940            26,808           12,971
                                -------------   -------------   --------------   --------------   ---------------   --------------
Net Increase in Equity........      17,787           8,385          19,761            8,161            48,970           22,243
EQUITY
  Beginning of Period.........      14,446           6,061          16,628            8,467            58,729           36,486
                                -------------   -------------   --------------   --------------   ---------------   --------------
  End of Period...............    $ 32,233        $ 14,446        $ 36,389         $ 16,628         $ 107,699         $ 58,729
                                -------------   -------------   --------------   --------------   ---------------   --------------
                                -------------   -------------   --------------   --------------   ---------------   --------------

    The Accompanying Notes are an Integral Part of the Financial Statements

                                      ---

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
Statement of Operations and Changes in Equity
(IN THOUSANDS)

                                       BALANCED DIVISION            HIGH YIELD BOND DIVISION
                                -------------------------------   -----------------------------
                                  YEAR ENDED       YEAR ENDED      YEAR ENDED      YEAR ENDED
                                 DECEMBER 31,     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                     1997             1996            1997            1996
                                --------------   --------------   -------------   -------------
INVESTMENT INCOME
  Dividend Income.............    $  5,105         $  5,010         $ 1,370         $   400
  Mortality and Expense
    Risks.....................         558              452              29              13
  Taxes.......................         239              193              12               5
                                --------------   --------------   -------------   -------------
  Net Investment Income.......       4,308            4,365           1,329             382
                                --------------   --------------   -------------   -------------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Realized Gain on
    Investments...............       1,655            1,462              26              21
  Unrealized Appreciation
    (Depreciation) of
    Investments During the
    Period....................      15,262            5,413            (531)             83
                                --------------   --------------   -------------   -------------
  Net Gain (Loss) on
    Investments...............      16,917            6,875            (505)            104
                                --------------   --------------   -------------   -------------
  Increase in Equity Derived
    from Investment
    Activity..................      21,225           11,240             824             486
                                --------------   --------------   -------------   -------------
EQUITY TRANSACTIONS
  Policyowners' Net
    Payments..................      15,394           15,417           1,922           1,101
  Policy Loans, Surrenders,
    and Death Benefits........      (7,260)          (7,030)           (349)           (243)
  Mortality and Other (net)...      (3,395)          (3,034)           (339)           (193)
  Transfers from Other
    Divisions.................       4,266            2,467           3,276           1,043
  Transfers to Other
    Divisions.................      (4,734)          (5,909)           (425)           (449)
                                --------------   --------------   -------------   -------------
Increase in Equity Derived
  from Equity Transactions....       4,271            1,911           4,085           1,259
                                --------------   --------------   -------------   -------------
Net Increase in Equity........      25,496           13,151           4,909           1,745
EQUITY
  Beginning of Period.........     100,826           87,675           3,892           2,147
                                --------------   --------------   -------------   -------------
  End of Period...............    $126,322         $100,826         $ 8,801         $ 3,892
                                --------------   --------------   -------------   -------------
                                --------------   --------------   -------------   -------------


                                   SELECT BOND DIVISION           MONEY MARKET DIVISION
                                ---------------------------   -----------------------------

                                 YEAR ENDED     YEAR ENDED     YEAR ENDED      YEAR ENDED
                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                    1997           1996           1997            1996
                                ------------   ------------   -------------   -------------
INVESTMENT INCOME
  Dividend Income.............    $   436        $   176        $    952        $    508
  Mortality and Expense
    Risks.....................         35             26              78              47
  Taxes.......................         15             11              34              17
                                ------------   ------------   -------------   -------------
  Net Investment Income.......        386            139             840             444
                                ------------   ------------   -------------   -------------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Realized Gain on
    Investments...............         36              8              --              --
  Unrealized Appreciation
    (Depreciation) of
    Investments During the
    Period....................        234             22              --              --
                                ------------   ------------   -------------   -------------
  Net Gain (Loss) on
    Investments...............        270             30               0               0
                                ------------   ------------   -------------   -------------
  Increase in Equity Derived
    from Investment
    Activity..................        656            169             840             444
                                ------------   ------------   -------------   -------------
EQUITY TRANSACTIONS
  Policyowners' Net
    Payments..................      1,820          1,356          82,774          43,564
  Policy Loans, Surrenders,
    and Death Benefits........       (311)          (191)           (823)           (576)
  Mortality and Other (net)...       (560)          (248)        (11,061)         (5,552)
  Transfers from Other
    Divisions.................      2,000            954           3,402           2,573
  Transfers to Other
    Divisions.................       (756)          (553)        (67,983)        (32,622)
                                ------------   ------------   -------------   -------------
Increase in Equity Derived
  from Equity Transactions....      2,193          1,318           6,309           7,387
                                ------------   ------------   -------------   -------------
Net Increase in Equity........      2,849          1,487           7,149           7,831
EQUITY
  Beginning of Period.........      6,243          4,756          14,750           6,919
                                ------------   ------------   -------------   -------------
  End of Period...............    $ 9,092        $ 6,243        $ 21,899        $ 14,750
                                ------------   ------------   -------------   -------------
                                ------------   ------------   -------------   -------------

    The Accompanying Notes are an Integral Part of the Financial Statements

                                      ---

NOTES TO FINANCIAL STATEMENTS
NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
Notes to Financial Statements
DECEMBER 31, 1997

NOTE 1 -- Northwestern Mutual Variable Life Account (the "Account") is registered as a unit investment trust under the Investment Company Act of 1940 and is a segregated asset account of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual Life") used to fund variable life insurance policies.

NOTE 2 -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal accounting policies are summarized below.

NOTE 3 -- All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc. (the "Fund"). The shares are valued at the Fund's offering and redemption price per share. The Fund is a diversified open-end investment company registered under the Investment Company Act of 1940.

NOTE 4 -- Dividend income from the Fund is recorded on the record date of the dividends. Transactions in Fund shares are accounted for on the trade date. The basis for determining cost on sale of Fund shares is identified cost. Purchases and sales of Fund shares for the year ended December 31, 1997 by each Division are shown below:

                                            PURCHASES         SALES
                                          --------------  --------------
Aggressive Growth Division..............  $   32,148,589  $      564,378
International Equity Division...........      22,025,927         803,101
Growth Stock Division...................      13,899,147         435,326
Growth & Income Stock
Division................................      21,933,009         522,627
Index 500 Stock Division................      33,585,092       4,761,393
Balanced Division.......................      13,206,373       4,627,540
High Yield Bond Division................       5,627,863         213,319
Select Bond Division....................       3,269,526         691,055
Money Market Division...................      31,100,613      23,952,747

NOTE 5 -- A deduction for mortality and expense risks is determined daily and paid to Northwestern Mutual Life. Generally, for policies issued before October 11, 1995, and policies issued on or after October 11, 1995 the deduction is at an annual rate of .50% and .60%, respectively, of the net assets of the Account. The mortality risk is that insureds may not live as long as estimated. The expense risk is that expenses of issuing and administering the policies may exceed the estimated costs.

Certain deductions are also made from the annual or single premiums before accounts are allocated to the Account. These deductions are for (1) sales load,
(2) administrative expenses, (3) taxes and (4) a risk charge for the guaranteed minimum death benefit.

Additional mortality costs are deducted from the policy annually and are paid to Northwestern Mutual Life to cover the cost of providing insurance protection. This cost is actuarially calculated based upon the insured's age, the 1980 Commissioners Standard Ordinary Mortality Table and the amount of insurance provided under the policy.

NOTE 6 -- Northwestern Mutual Life is taxed as a "life insurance company" under the Internal Revenue Code. The variable life insurance policies which are funded in the Account are taxed as part of the operations of Northwestern Mutual Life. Policies provide that a charge for taxes may be made against the assets of the Account. Generally, for policies issued before October 11, 1995, Northwestern Mutual Life charges the Account at an annual rate of .20% of the Account's net assets and reserves the right to increase, decrease or eliminate the charge for taxes in the future. Generally, for policies issued on or after October 11, 1995, there is no charge being made against the assets of the Account for federal income taxes, but Northwestern Mutual Life reserves the right to charge for taxes in the future.

NOTE 7 -- The Account is credited for the policyowners' net annual premiums at the respective policy anniversary dates regardless of when policyowners actually paid their premiums. Northwestern Mutual Life's equity represents any unpaid portion of net annual premiums.

                                       --

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
Notes to Financial Statements
DECEMBER 31, 1997

NOTE 8 -- Equity Values by Division are shown below:

                                                                                          POLICIES ISSUED BEFORE
                                                                                             OCTOBER 11, 1995
                                                                                                EQUITY OF:
                                                                                         ------------------------    TOTAL
                                                                                         POLICYOWNERS      NML       EQUITY
                                                                                         -------------  ---------  ----------
Aggressive Growth Stock Division.......................................................   $   35,423    $  4,027   $  39,450
International Equity Division..........................................................       28,405       3,253      31,658
Growth Stock Division..................................................................       14,641       1,420      16,061
Growth and Income Stock Division.......................................................       19,349       1,808      21,157
Index 500 Stock Division...............................................................       67,754       4,993      72,747
Balanced Division......................................................................      113,340       5,378     118,718
High Yield Bond Division...............................................................        4,331         427       4,758
Select Bond Division...................................................................        5,969         449       6,418
Money Market Division..................................................................        4,274         221       4,495
                                                                                         -------------  ---------  ----------
                                                                                          $  293,486    $ 21,976   $ 315,462
                                                                                         -------------  ---------  ----------
                                                                                         -------------  ---------  ----------

                                                                                          POLICIES ISSUED ON OR
                                                                                          AFTER OCTOBER 11, 1995
                                                                                                EQUITY OF:
                                                                                         ------------------------    TOTAL
                                                                                         POLICYOWNERS      NML       EQUITY
                                                                                         -------------  ---------  ----------
Aggressive Growth Stock Division.......................................................   $   26,389    $ 12,807   $  39,196
International Equity Division..........................................................       14,079       7,381      21,460
Growth Stock Division..................................................................       10,886       5,287      16,173
Growth and Income Stock Division.......................................................        9,982       5,249      15,231
Index 500 Stock Division...............................................................       23,177      11,775      34,952
Balanced Division......................................................................        5,155       2,448       7,603
High Yield Bond Division...............................................................        2,798       1,245       4,043
Select Bond Division...................................................................        2,034         640       2,674
Money Market Division..................................................................        5,841      11,563      17,404
                                                                                         -------------  ---------  ----------
                                                                                          $  100,341    $ 58,395   $ 158,736
                                                                                         -------------  ---------  ----------
                                                                                         -------------  ---------  ----------

                                       --
                                       21

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(IN MILLIONS)

The following financial statements of Northwestern Mutual should be considered only as bearing upon the ability of Northwestern Mutual Life to meet its obligations under the Policies.

                                                        DECEMBER 31,
                                                    ---------------------
                                                      1997        1996
                                                    ---------   ---------
ASSETS
    Bonds.........................................  $  32,359   $  29,076
    Common and preferred stocks...................      6,524       4,728
    Mortgage loans................................     10,835       9,564
    Real estate...................................      1,372       1,385
    Policy loans..................................      7,163       6,802
    Other investments.............................      2,026       1,714
    Cash and temporary investments................        572       1,131
    Due and accrued investment income.............        795         764
    Other assets..................................      1,275       1,177
    Separate account assets.......................      8,160       6,339
                                                    ---------   ---------
        Total assets..............................  $  71,081   $  62,680
                                                    ---------   ---------
                                                    ---------   ---------
LIABILITIES AND GENERAL CONTINGENCY RESERVE
    Reserves for policy benefits..................  $  47,343   $  43,209
    Policy benefit and premium deposits...........      1,624       1,567
    Policyowner dividends payable.................      2,640       2,350
    Interest maintenance reserve..................        461         299
    Asset valuation reserve.......................      1,974       1,538
    Income taxes payable..........................      1,043         942
    Other liabilities.............................      3,735       2,921
    Separate account liabilities..................      8,160       6,339
                                                    ---------   ---------
        Total liabilities.........................     66,980      59,165
    General contingency reserve...................      4,101       3,515
                                                    ---------   ---------
        Total liabilities and general contingency
         reserve..................................  $  71,081   $  62,680
                                                    ---------   ---------
                                                    ---------   ---------

    The accompanying notes are an integral part of the financial statements

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF OPERATIONS

(IN MILLIONS)

                                                     FOR THE YEAR ENDED DECEMBER
                                                                 31,
                                                    ------------------------------
                                                      1997       1996       1995
                                                    --------   --------   --------
REVENUE
    Premiums......................................  $ 7,294    $ 6,667    $ 6,196
    Net investment income.........................    4,171      3,836      3,673
    Policy benefits left with Company and other
     income.......................................      861        759        733
                                                    --------   --------   --------
        Total revenue.............................   12,326     11,262     10,602
                                                    --------   --------   --------
BENEFITS AND EXPENSES
    Benefit payments to policyowners and
     beneficiaries:
      Death benefits..............................      775        673        655
      Surrender benefits..........................    1,422      1,182      1,375
      Disability benefits.........................      227        202        174
      Annuity benefits............................      140        128         92
      Matured endowments..........................       58         52         48
      Payments from policy benefits left with
       Company....................................      707        684        590
                                                    --------   --------   --------
        Benefits paid.............................    3,329      2,921      2,934
    Net transfers to separate accounts............      566        579        236
    Net additions to policy reserves..............    4,026      3,701      3,506
                                                    --------   --------   --------
        Total benefits............................    7,921      7,201      6,676
    Operating expenses............................    1,138      1,043      1,026
                                                    --------   --------   --------
        Total benefits and expenses...............    9,059      8,244      7,702
                                                    --------   --------   --------
Gain from operations before income taxes and
 dividends........................................    3,267      3,018      2,900
Policyowner dividends.............................    2,636      2,341      2,111
                                                    --------   --------   --------
Gain from operations before taxes.................      631        677        789
Income tax expense................................      356        452        467
                                                    --------   --------   --------
Net gain from operations..........................      275        225        322
Net realized capital gains........................      414        395        137
                                                    --------   --------   --------
        Net income................................  $   689    $   620    $   459
                                                    --------   --------   --------
                                                    --------   --------   --------

    The accompanying notes are an integral part of the financial statements

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF CHANGES IN GENERAL CONTINGENCY RESERVE

(IN MILLIONS)

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                       1997        1996        1995
                                                      -------     -------     -------
BEGINNING OF YEAR BALANCE.........................    $3,515      $2,786      $2,225
  Net income......................................       689         620         459
  Increase in net unrealized capital gains........       576         295         373
  Increase in investment reserves.................      (526)       (176)       (237)
  Other, net......................................      (153)        (10)        (34)
                                                      -------     -------     -------
  Net increase in general contingency reserve.....       586         729         561
                                                      -------     -------     -------
END OF YEAR BALANCE...............................    $4,101      $3,515      $2,786
                                                      -------     -------     -------
                                                      -------     -------     -------

    The accompanying notes are an integral part of the financial statements

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

(IN MILLIONS)

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                        1997         1996         1995
                                                      --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Insurance and annuity premiums................    $ 8,093      $ 7,361      $ 6,864
    Investment income received....................      3,928        3,634        3,480
    Net disbursement of policy loans..............       (360)        (326)        (331)
    Benefits paid to policyowners and
     beneficiaries................................     (3,316)      (2,912)      (2,939)
    Net transfers to separate accounts............       (565)        (579)        (236)
    Policyowner dividends paid....................     (2,347)      (2,105)      (1,945)
    Operating expenses and taxes..................     (1,722)      (1,663)      (1,364)
    Other, net....................................        564        1,558          381
                                                      --------     --------     --------
    NET CASH PROVIDED BY OPERATING ACTIVITIES.....      4,275        4,968        3,910
                                                      --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
  PROCEEDS FROM INVESTMENTS SOLD OR MATURED
    Bonds.........................................     38,284       31,942       25,317
    Common and preferred stocks...................      9,057        4,570        2,465
    Mortgage loans................................      1,012        1,253          431
    Real estate...................................        302          178           48
    Other invested assets.........................        398          316          149
                                                      --------     --------     --------
                                                       49,053       38,259       28,410
                                                      --------     --------     --------
COST OF INVESTMENTS ACQUIRED
    Bonds.........................................     41,169       35,342       27,596
    Common and preferred stocks...................      9,848        4,463        2,562
    Mortgage loans................................      2,309        2,455        1,883
    Real estate...................................        202          125          202
    Other invested assets.........................        359          255          336
                                                      --------     --------     --------
                                                       53,887       42,640       32,579
                                                      --------     --------     --------
    NET CASH USED IN INVESTING ACTIVITIES.........     (4,834)      (4,381)      (4,169)
                                                      --------     --------     --------
NET (DECREASE) INCREASE IN CASH AND TEMPORARY
 INVESTMENTS......................................       (559)         587         (259)
CASH AND TEMPORARY INVESTMENTS, BEGINNING OF
 YEAR.............................................      1,131          544          803
                                                      --------     --------     --------
CASH AND TEMPORARY INVESTMENTS, END OF YEAR.......    $   572      $ 1,131      $   544
                                                      --------     --------     --------
                                                      --------     --------     --------

    The accompanying notes are an integral part of the financial statements

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1997, 1996 AND 1995

NOTE 1 -- PRINCIPAL ACCOUNTING POLICIES

The accompanying consolidated statutory financial statements include the accounts of The Northwestern Mutual Life Insurance Company ("Company") and its wholly-owned life insurance subsidiary, Northwestern Long Term Care Insurance Company ("Subsidiary"). The Company offers life, annuity and disability income products to the personal, business, estate and tax-qualified markets.

The consolidated financial statements have been prepared using accounting policies prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin ("statutory basis of accounting"). Prior to December 15, 1995, these policies were considered generally accepted accounting principles ("GAAP") for mutual life insurance enterprises. However, in April 1993, the Financial Accounting Standards Board issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance Companies and Other Enterprises," which established a different definition of GAAP for mutual life insurance enterprises. Under the Interpretation, financial statements of mutual life insurance enterprises for periods beginning after December 15, 1995 which are prepared on the statutory basis of accounting are no longer characterized as being in conformity with GAAP.

Financial statements prepared on the statutory basis of accounting vary from financial statements prepared on a GAAP basis primarily because on a GAAP basis
(1) policy acquisition costs are deferred and amortized, (2) investment valuations and insurance reserves are based on different assumptions, (3) funds received under deposit-type contracts are not reported as premium revenue, and
(4) deferred taxes are provided for temporary differences between book and tax basis of certain assets and liabilities. The effects on the financial statements of the differences between the statutory basis of accounting and GAAP are material to the Company.

The preparation of financial statements in conformity with the statutory basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual future results could differ from these estimates.

INVESTMENTS

The Company's investments are valued on the following bases:

Bonds                           --   Amortized cost using the interest method; loan-backed and
                                      structured securities are amortized using estimated
                                      prepayment rates and, generally, the prospective adjustment method
Common and preferred stocks     --   Common stocks are carried at market value, preferred stocks are generally carried at cost, and unconsolidated
                                      subsidiaries are recorded as equity in subsidiaries' net
                                      assets
Mortgage loans                  --   Amortized cost
Real estate                     --   Lower of cost, less depreciation and encumbrances, or
                                      estimated net realizable value
Policy loans                    --   Unpaid principal balance, which approximates fair value
Other investments               --   Consists primarily of joint ventures which are valued at
                                      equity in ventures' net assets
Cash and temporary investments  --   Amortized cost, which approximates fair value

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

CASH AND TEMPORARY INVESTMENTS

Temporary investments consist of debt securities that have maturities of one year or less at acquisition.

NET INVESTMENT INCOME

Net investment income includes interest and dividends received or due and accrued on debt securities and stocks, equity in unconsolidated subsidiaries' earnings and the Company's prorated portion of joint venture income. Net investment income is reduced by investment management expenses, real estate depreciation and depletion related to energy assets.

INTEREST MAINTENANCE RESERVE

The Company is required to maintain an interest maintenance reserve ("IMR"). The IMR is used to defer realized gains and losses, net of tax, on fixed income investments resulting from changes in interest rates. Net realized gains and losses deferred to the IMR are amortized into investment income over the approximate remaining term to maturity of the investment sold.

ASSET VALUATION RESERVE

The Company is required to maintain an asset valuation reserve ("AVR"). The AVR establishes a general reserve for invested assets held by the Company using a formula prescribed by state regulations. The AVR is designed to stabilize the general contingency reserves against potential declines in the value of investments.

SEPARATE ACCOUNT BUSINESS

Separate account assets and related policy liabilities represent the segregation of funds deposited by "variable" life insurance and annuity policyowners. Policyowners bear the investment performance risk associated with variable products. Separate account assets are invested at the direction of the policyowner in a variety of Company-managed mutual funds and/or a fixed interest rate option. Separate account assets are reported at fair market value.

RESERVES FOR POLICY BENEFITS

Reserves for policy benefits are determined by actuarial estimates based on mortality and morbidity experience tables and valuation interest rates prescribed by the Office of the Commissioner of Insurance of the State of Wisconsin. See Note 3.

PREMIUM REVENUE AND OPERATING EXPENSES

Life insurance premiums are recognized as revenue at the beginning of each policy year. Annuity and disability income premiums are recognized when received by the Company. Operating expenses, including costs of acquiring new policies, are charged to operations as incurred.

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

POLICYOWNER DIVIDENDS

All life insurance policies, and certain annuity and disability income policies, issued by the Company are participating. Annually, the Company's Board of Trustees approves dividends payable on participating policies in the following fiscal year, which are accrued and charged to operations when approved.

RECLASSIFICATION

Certain 1996 and 1995 financial statement balances have been reclassified to conform to the current year presentation.

NOTE 2 -- INVESTMENTS

DEBT SECURITIES

Debt securities consist of all bonds and fixed-maturity preferred stocks. The estimated market values of debt securities are based upon quoted market prices, if available. For securities not actively traded, fair values are estimated using independent pricing services or internally developed pricing models.

Statement value, which principally represents amortized cost, and estimated market value of the Company's debt securities at December 31, 1997 and 1996 are as follows:

                                                                  RECONCILIATION TO ESTIMATED MARKET
                                                                                 VALUE
                                                                ---------------------------------------
                                                                   GROSS          GROSS       ESTIMATED
                                                    STATEMENT    UNREALIZED     UNREALIZED     MARKET
DECEMBER 31, 1997                                     VALUE     APPRECIATION   DEPRECIATION     VALUE
--------------------------------------------------  ---------   ------------   ------------   ---------
                                                                       (IN MILLIONS)
US Government and political obligations...........  $ 3,695       $  336          $  (3)      $ 4,028
Mortgage-backed securities........................    7,015          264             (4)        7,275
Corporate and other debt securities...............   21,649        1,098           (208)       22,539
                                                    ---------   ------------     ------       ---------
                                                     32,359        1,698           (215)       33,842
Preferred stocks..................................      167            4             (2)          169
                                                    ---------   ------------     ------       ---------
Total.............................................  $32,526       $1,702          $(217)      $34,011
                                                    ---------   ------------     ------       ---------
                                                    ---------   ------------     ------       ---------


                                                                  RECONCILIATION TO ESTIMATED MARKET
                                                                                 VALUE
                                                                ---------------------------------------
                                                                   GROSS          GROSS       ESTIMATED
                                                    STATEMENT    UNREALIZED     UNREALIZED     MARKET
DECEMBER 31, 1996                                     VALUE     APPRECIATION   DEPRECIATION     VALUE
--------------------------------------------------  ---------   ------------   ------------   ---------
                                                                       (IN MILLIONS)
US Government and political obligations...........  $ 4,789       $  171          $  (2)      $ 4,958
Mortgage-backed securities........................    6,747          179            (38)        6,888
Corporate and other debt securities...............   17,540          776            (99)       18,217
                                                    ---------   ------------     ------       ---------
                                                     29,076        1,126           (139)       30,063
Preferred stocks..................................       84            6             (1)           89
                                                    ---------   ------------     ------       ---------
Total.............................................  $29,160       $1,132          $(140)      $30,152
                                                    ---------   ------------     ------       ---------
                                                    ---------   ------------     ------       ---------

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

The statement value of debt securities by contractual maturity at December 31, 1997 and 1996 is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    DECEMBER 31,   DECEMBER 31,
                                                        1997           1996
                                                    ------------   ------------
                                                           (IN MILLIONS)
Due in one year or less...........................    $   605        $   457
Due after one year through five years.............      4,878          4,077
Due after five years through ten years............      9,760          7,802
Due after ten years...............................     10,268         10,077
                                                    ------------   ------------
                                                       25,511         22,413
Mortgage-backed securities........................      7,015          6,747
                                                    ------------   ------------
                                                      $32,526        $29,160
                                                    ------------   ------------
                                                    ------------   ------------

STOCKS

The estimated market values of common and perpetual preferred stocks are based upon quoted market prices, if available. For securities not actively traded, fair values are estimated using independent pricing services or internally developed pricing models.

The cost of common and preferred stock held by the Company at December 31, 1997 and 1996 is $5.0 billion and $3.7 billion, respectively.

MORTGAGE LOANS AND REAL ESTATE

Mortgage loans are collateralized by properties located throughout the United States and Canada. The Company attempts to minimize mortgage loan investment risk by diversification of geographic locations and types of properties.

The fair value of mortgage loans as of December 31, 1997 and 1996 was approximately $11.5 billion and
$9.8 billion, respectively. The fair value of the mortgage loan portfolio is estimated by discounting the future estimated cash flows using current interest rates of debt securities with similar credit risk and maturities, or utilizing net realizable values.

At December 31, 1997, real estate includes $61 million acquired through foreclosure and $124 million of home office real estate. In 1997 and 1996, the Company recorded unrealized losses of $2 million and $43 million, respectively, for the excess of carrying value over fair value of certain real estate investments and mortgage loans.

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

REALIZED GAINS AND LOSSES

Realized investment gains and losses for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                             FOR THE YEAR ENDED                        FOR THE YEAR ENDED
                                              DECEMBER 31, 1997                         DECEMBER 31, 1996
                                   ---------------------------------------   ---------------------------------------
                                                                   NET                                       NET
                                                                REALIZED                                  REALIZED
                                    REALIZED      REALIZED        GAINS       REALIZED      REALIZED        GAINS
                                      GAINS        LOSSES       (LOSSES)        GAINS        LOSSES       (LOSSES)
                                   -----------   -----------   -----------   -----------   -----------   -----------
                                                                     (IN MILLIONS)
Bonds............................  $      518    $     (269)   $      249    $      396    $     (383)   $       13
Common and preferred Stocks......         533          (150)          383           580          (115)          465
Mortgage loans...................          14           (14)            -             2           (15)          (13)
Real estate......................         100            (2)           98            36             0            36
Other invested assets............         338          (105)          233           204           (51)          153
                                   -----------   -----------        -----    -----------   -----------        -----
                                   $    1,503    $     (540)   $      963    $    1,218    $     (564)   $      654
                                   -----------   -----------        -----    -----------   -----------        -----
                                   -----------   -----------        -----    -----------   -----------        -----
Less: Capital gains taxes........                                     340                                       224
Less: IMR deferrals..............                                     209                                        35
                                                                    -----                                     -----
Net realized capital gains.......                              $      414                                $      395
                                                                    -----                                     -----
                                                                    -----                                     -----

                                             FOR THE YEAR ENDED
                                              DECEMBER 31, 1995
                                   ---------------------------------------
                                                                   NET
                                                                REALIZED
                                    REALIZED      REALIZED        GAINS
                                      GAINS        LOSSES       (LOSSES)
                                   -----------   -----------   -----------

Bonds............................  $      576    $     (130)   $      446
Common and preferred Stocks......         574          (429)          145
Mortgage loans...................           2           (32)          (30)
Real estate......................          14            (3)           11
Other invested assets............         188           (95)           93
                                   -----------   -----------   -----------
                                   $    1,354    $     (689)   $      665
                                   -----------   -----------   -----------
                                   -----------   -----------   -----------
Less: Capital gains taxes........                                     239
Less: IMR deferrals..............                                     289
                                                               -----------
Net realized capital gains.......                              $      137
                                                               -----------
                                                               -----------

SECURITIES LENDING

The Company has entered into a securities lending agreement whereby certain securities are loaned to third parties, primarily major brokerage firms. The Company's policy requires a minimum of 102 percent of the fair value of the loaned securities as collateral, calculated on a daily basis in the form of either cash or securities. Collateral assets received and related liability due to counterparties of $1.5 billion and $1.0 billion are included in the consolidated statements of financial position at December 31, 1997 and 1996, respectively, and approximate the statement value of securities loaned at those dates.

INVESTMENT IN MGIC

The Company owns 18.4% (20.9 million shares) of the outstanding common stock of MGIC Investment Corporation ("MGIC"). This investment is accounted for using the equity method. At December 31, 1997, the market value of the Company's investment in MGIC exceeded the statement value of $273 million by $768 million.

In July 1995, the Company entered into a forward contract with a brokerage firm to deliver 8.8 million to 10.7 million shares of MGIC (or cash in an amount equal to the market value of the MGIC shares at contract maturity) in August, 1998, in exchange for a fixed cash payment of $247 million ($24 per share). The Company's objective in entering into the forward contract was to hedge against depreciation in the value of its MGIC holdings during the contract period below the initial spot price of $24, while partially participating in appreciation, if any, during the forward contract's duration.

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions to reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and market volatility. These hedging strategies include the use of forwards, futures, options and swaps. In addition to the use of derivatives for hedging purposes, equity swaps were held for investment purposes during 1997.

The Company held the following positions for hedging purposes at December 31, 1997:

DERIVATIVE FINANCIAL INSTRUMENT                                                     RISKS REDUCED
---------------------------------------------   NOTIONAL AMOUNTS    ---------------------------------------------
                                               ------------------
                                                 (IN MILLIONS)
Foreign Currency Forward Contracts...........         $564          Currency exposure on foreign denominated
                                                                     investments.
Common Stock Futures.........................          327          Stock market price fluctuation.
Bond Futures.................................           95          Bond market price fluctuation.
Options to acquire Interest Rate Swaps.......          530          Interest rates payable on certain annuity and
                                                                    insurance contracts.
Foreign Currency and Interest Rate Swaps.....          209          Interest rates on variable rate notes and
                                                                    currency exposure on foreign denominated
                                                                     bonds.

The notional or contractual amounts of derivative financial instruments are used to denominate these types of transactions and do not represent the amounts exchanged between the parties.

The notional amount of equity swaps outstanding at December 31, 1997 was $143 million.

The hedges are recorded by the Company in the same manner as the underlying investments. Foreign currency forwards, foreign currency swaps, stock futures, and options to acquire interest rate swaps are reported at market value. There is no statement value reported for interest rate swaps and bond futures prior to the settlement of the contract. Changes in the values of these contracts are expected to offset gains and losses on the hedged items. For hedges reported at market value, gains and losses are unrealized until expiration of the contract. The effect of derivative transactions is not material to the Company's results of operations or financial position.

NOTE 3 -- RESERVES FOR POLICY BENEFITS

Life insurance reserves on substantially all policies issued since 1978 are based on the Commissioner's Reserve Valuation Method ("CRVM") with interest rates ranging from 3 1/2% to 5 1/2%. Other life policy reserves are based primarily on the net level premium method employing various mortality tables at interest rates ranging from 2% to 4 1/2%.

Deferred annuity reserves on contracts issued since 1985 are valued using CRVM with interest rates ranging from 3 1/2% to 6 1/4%. Other deferred annuity reserves are based on the contract value. Immediate annuity reserves are based on present values of expected benefit payments at interest rates ranging from 3 1/2% to 7 1/2%.

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

Active life reserves for disability income ("DI") policies issued since 1987 are primarily based on the two-year preliminary term method using a 4% interest rate and the 1985 Commissioner's Individual Disability Table A ("CIDA") for morbidity. Active life reserves for prior DI policies are estimated using the net level premium method, a 3% to 4% interest rate and the 1964 Commissioner's Disability Table for morbidity. Disabled life reserves for DI policies are based on the present values of expected benefit payments using primarily the 1985 CIDA (modified for Company experience in the first two years of disability) with interest rates ranging from 3% to 5 1/2%.

Use of these actuarial tables and methods involves estimation of future mortality and morbidity based on past experience. Actual future experience could differ from these estimates.

NOTE 4 -- EMPLOYEE AND AGENT BENEFIT PLANS

The Company sponsors noncontributory defined benefit retirement plans for all eligible employees and agents. The expense associated with these plans is generally recorded by the Company in the period contributions to the plans are funded. As of January 1, 1997, the most recent actuarial valuation date available, the defined benefit plans were fully funded. In addition, the Company has a contributory 401(k) plan for eligible employees and a noncontributory defined contribution plan for all full-time agents. The Company's contributions are expensed in the period contributions are made to the plan. The defined benefit and defined contribution plans' assets of $1.4 billion at December 31, 1997 are primarily invested in the separate accounts of the Company.

In addition to pension benefits, the Company provides certain health care and life insurance benefits ("postretirement benefits") for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. Postretirement benefit cost for the year ended December 31, 1997 was a net benefit of $1.3 million; it includes the expected cost of postretirement benefits for newly eligible and vested employees, interest cost and return on plan assets totaling $3.6 million, offset by gains from favorable differences between actuarial assumptions and actual experience of $4.9 million.

                                    DECEMBER 31,          DECEMBER 31,
                                        1997                  1996
                                --------------------  --------------------
Unfunded postretirement
 benefit obligation for
 retirees and other fully
 eligible employees (Accrued
 in statement of financial
 position)....................  $34 million           $35 million
Estimated postretirement
 benefit obligation for active
 non-vested employees (Not
 accrued until employee
 vests).......................  $50 million           $43 million
Discount rate.................  7%                    7%
Health care cost trend rate...  10% to an ultimate    10% to an ultimate
                                 5%, declining 1%      5%, declining 1%
                                 for 5 years           for 5 years

If the health care cost trend rate assumptions were increased by 1%, the accrued postretirement benefit obligation as of December 31, 1997 would be increased by $4 million.

At December 31, 1997, the recorded postretirement benefit obligation was reduced by $20 million for assets funded for postretirement health care benefits.

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 5 -- REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding to reinsurers under excess coverage and co-insurance contracts. The Company retains a maximum of $15 million of coverage per individual life and $20 million maximum of coverage per joint life. The Company has an excess reinsurance contract for disability income policies with retention limits varying based upon on coverage type.

The amounts shown in the accompanying consolidated financial statements are net of reinsurance activity. Benefit reserves at December 31, 1997 and 1996 are reported net of reinsurance of $435 million and $355 million, respectively. The effect of reinsurance on premiums and benefits for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                     1997      1996      1995
                                                    -------   -------   -------
                                                           (IN MILLIONS)
Direct premiums...................................  $7,647    $7,064    $6,452
Reinsurance ceded.................................    (353)     (397)     (256)
                                                    -------   -------   -------
Net premium revenue...............................  $7,294    $6,667    $6,196
                                                    -------   -------   -------
                                                    -------   -------   -------
Benefits to policyowners and beneficiaries........  $8,057    $7,348    $6,818
Reinsurance recoveries............................    (136)     (147)     (142)
                                                    -------   -------   -------
Net benefits to policyowners and beneficiaries....  $7,921    $7,201    $6,676
                                                    -------   -------   -------
                                                    -------   -------   -------

In addition, the Company received $115 million, $93 million and $67 million in 1997, 1996 and 1995 respectively, from reinsurers representing reimbursement of commissions and other expenses. These amounts are included in other income in the consolidated statement of operations.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies

NOTE 6 -- INCOME TAXES

Provisions for income taxes are based on current income tax payable without recognition of deferred taxes. The Company files a consolidated life-nonlife federal income tax return. Federal income tax returns for years through 1988 are closed as to further assessment of tax. Adequate provision has been made in the financial statements for any additional taxes which may become due with respect to the open years.

The Company's effective tax rate on gains from operations before income tax expense (after dividends) in 1997, 1996 and 1995 were 56%, 67% and 60%, respectively. The Company's effective tax rate exceeds the federal corporate rate of 35% because, (1) the Company pays a tax that is assessed only on mutual life insurance companies which treats a portion of policyholder dividends like nondeductible dividends paid to shareholders of stock companies ("equity tax"), and (2) the Company must capitalize and amortize (as opposed to immediately deducting) an amount deemed to represent the cost of acquiring new business ("DAC tax").

                                       --

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 7 -- CONTINGENCIES

The Company has guaranteed certain obligations of its affiliates. These guarantees totaled approximately $112 million at December 31, 1997 and are generally supported by the underlying net asset values of the affiliates.

The Company is engaged in various legal actions in the normal course of its investment and insurance operations. In the opinion of management, any losses resulting from such actions would not have a material effect on the Company's financial condition.

                                       --

             [LOGO]
[LOGO]
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees and Policyowners of The Northwestern Mutual Life Insurance Company

We have audited the accompanying consolidated statement of financial position of The Northwestern Mutual Life Insurance Company and its subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, of changes in general contingency reserve and of cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated January 24, 1996, we expressed an opinion that the 1995 consolidated financial statements, prepared using accounting practices prescribed or permitted by the Insurance Departments of the states in which the Company and its subsidiary were domiciled (statutory basis of accounting), were presented fairly, in all material respects, in conformity with generally accepted accounting principles. As described in Note 1 to these financial statements, pursuant to the pronouncement of the Financial Accounting Standards Board, financial statements of mutual life insurance enterprises prepared using accounting practices prescribed or permitted by insurance regulators (statutory basis of accounting) are no longer considered presentations in conformity with generally accepted accounting principles. Accordingly, our present opinion on the presentation of the 1995 financial statements, as presented herein, is different from that expressed in our previous report.

As described in Note 1, these consolidated financial statements were prepared in conformity with accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (statutory basis of accounting), which practices differ from generally accepted accounting principles. Accordingly, the consolidated financial statements are not intended to represent a presentation in accordance with generally accepted accounting principles. The effects on the consolidated financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, the consolidated financial statements audited by us (1) do not present fairly in conformity with generally accepted accounting principles, the financial position of The Northwestern Mutual Life Insurance Company and its subsidiary at December 31, 1997 and 1996, or the results of their operations or their cash flows for each of the three years in the period ended December 31, 1997 because of the effects of the variances between the statutory basis of accounting and generally accepted accounting principles referred to in the preceding paragraph and (2) do present fairly, in all material respects, the financial position of The Northwestern Mutual Life Insurance Company and its subsidiary at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, on the basis of accounting described in Note 1.

                   [SIG]

January 26, 1998

                                       --

APPENDIX


ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES AND ACCUMULATED PREMIUMS. The tables on the following pages illustrate how the death benefit and cash value for a Policy would vary over time based on hypothetical investment results. The tables assume gross investment return rates of 0%, 6% and 12% on assets of the Account. The Policies illustrated are on a sex-neutral basis, age 45, $500,000 Specified Amount and death benefit Option A with a $10,000 annual planned premium. The first four illustrations, on pages 37 - 40 are for a policy issued to a guaranteed issue, non-Tobacco risk using 1) the guideline premium/cash value corridor test, and 2) the cash value accumulation test for the definition of life insurance, based on both current charges and on maximum charges. The next four illustrations are for a policy issued to a select risk using the two different definition of life insurance tests and based on both current charges and on maximum charges.

The death benefits and cash values would be different from those shown if the gross investment return rate averaged 0%, 6% or 12%, but fluctuated over and under the average rate at various points in time. The values would also be different, depending on the Account divisions selected by the owner of the Policy, if the return rate for the nine Fund Portfolios averaged 0%, 6% or 12%, but the rates for each individual Portfolio varied over and under the average.

The amounts shown as the death benefits and cash values reflect the deductions from premiums and deductions from Policy Value. The amounts shown as the cash values reflect the fact that the Company will refund a portion of the sales load for a policy surrendered during the first two years. The amounts shown also reflect the average of the investment advisory fees and other Fund expenses applicable to each of the nine Portfolios of the Fund during 1997 at the annual rate of .45% of the Fund's net assets. See "The Fund", p. 3. Thus the 0%, 6% and 12% gross hypothetical return rates on the Fund's assets are equivalent to the net rates of -.45%, 5.55% and 11.55% on the assets of the Account.

The second column of each table shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest, after taxes, at a 5% interest rate compounded annually.


The death benefits and corresponding cash values shown on pages 37, 39, 41 and 43 illustrate benefits which would be paid if investment returns of 0%, 6% and 12% are realized, if mortality and expense experience in the future is as currently experienced. HOWEVER, CURRENT MONTHLY COST OF INSURANCE AND EXPENSE CHARGES MAY CHANGE SUBJECT TO THE STATED MAXIMUM CHARGES.


A comparable illustration based on a proposed insured's age, sex and risk classification and proposed face amount or premium is available upon request.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
               SEX-NEUTRAL ISSUE AGE 45 -- GUARANTEED ISSUE NON-TOBACCO
                              $500,000 SPECIFIED AMOUNT
                                DEATH BENEFIT OPTION A
                                $10,000 ANNUAL PREMIUM
                     GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                                   CURRENT CHARGES




                                                 DEATH BENEFIT                                      CASH VALUE
                                          ---------------------------                       ---------------------------
                                          ASSUMING HYPOTHETICAL GROSS                       ASSUMING HYPOTHETICAL GROSS
                                          ANNUAL INVESTMENT RETURN OF                       ANNUAL INVESTMENT RETURN OF
                 PREMIUM
               ACCUMULATED             0%             6%             12%                 0%             6%             12%
  END OF      AT 5% INTEREST         -------      ---------      ---------             -------      ---------      ---------
POLICY YEAR     PER YEAR
-----------     --------
1                 10,500             500,000        500,000        500,000               8,666          9,123          9,580
2                 21,525             500,000        500,000        500,000              16,407         17,844         19,337
3                 33,101             500,000        500,000        500,000              23,705         26,667         29,862
4                 45,256             500,000        500,000        500,000              31,707         36,755         42,417
5                 58,019             500,000        500,000        500,000              39,574         47,288         56,286
6                 71,420             500,000        500,000        500,000              47,255         58,237         71,565
7                 85,491             500,000        500,000        500,000              54,757         69,627         88,414
8                100,266             500,000        500,000        500,000              62,083         81,487        107,014
9                115,779             500,000        500,000        500,000              69,189         93,795        127,521
10               132,068             500,000        500,000        500,000              76,131        106,632        150,207
15               226,575             500,000        500,000        500,000             109,671        182,751        312,039
20               347,193             500,000        500,000        719,021             137,323        278,826        589,362
25               501,135             500,000        500,000      1,225,193             156,696        403,352      1,056,201
30               697,608             500,000        608,228      1,970,603             161,098        568,437      1,841,685
35               948,363             500,000        820,089      3,328,664             136,466        781,037      3,170,156
40             1,268,398             500,000      1,098,370      5,643,282              46,192      1,046,067      5,374,554
45             1,676,852                   0      1,435,296      9,410,277                   0      1,366,948      8,962,168



ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
               SEX-NEUTRAL ISSUE AGE 45 -- GUARANTEED ISSUE NON-TOBACCO
                              $500,000 SPECIFIED AMOUNT
                                DEATH BENEFIT OPTION A
                                $10,000 ANNUAL PREMIUM
                     GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                                  GUARANTEED CHARGES



                                                 DEATH BENEFIT                                      CASH VALUE
                                          ---------------------------                       ---------------------------
                                          ASSUMING HYPOTHETICAL GROSS                       ASSUMING HYPOTHETICAL GROSS
                                          ANNUAL INVESTMENT RETURN OF                       ANNUAL INVESTMENT RETURN OF
                 PREMIUM
               ACCUMULATED             0%             6%             12%                 0%             6%             12%
  END OF      AT 5% INTEREST         -------      ---------      ---------             -------      ---------      ---------
POLICY YEAR     PER YEAR
-----------     --------
1                 10,500             500,000        500,000        500,000               7,249          7,660          8,073
2                 21,525             500,000        500,000        500,000              13,421         14,677         15,984
3                 33,101             500,000        500,000        500,000              19,063         21,605         24,357
4                 45,256             500,000        500,000        500,000              25,381         29,662         34,482
5                 58,019             500,000        500,000        500,000              31,425         37,909         45,505
6                 71,420             500,000        500,000        500,000              37,204         46,363         57,538
7                 85,491             500,000        500,000        500,000              42,670         54,990         70,652
8                100,266             500,000        500,000        500,000              47,832         63,809         84,986
9                115,779             500,000        500,000        500,000              52,699         72,841        100,697
10               132,068             500,000        500,000        500,000              57,172         82,006        117,865
15               226,575             500,000        500,000        500,000              73,624        130,417        233,315
20 (age 65)      347,193             500,000        500,000        522,641              77,415        183,065        428,394
25               501,135             500,000        500,000        872,850              59,751        238,457        752,457
30               697,608             500,000        500,000      1,366,653               3,502        297,055      1,277,246
35               948,363                   0        500,000      2,244,073                   0        360,563      2,137,212
40             1,268,398                   0        500,000      3,678,094                   0        449,140      3,502,946
45             1,676,852                   0        620,124      5,904,617                   0        590,594      5,623,445



ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
               SEX-NEUTRAL ISSUE AGE 45 -- GUARANTEED ISSUE NON-TOBACCO
                              $500,000 SPECIFIED AMOUNT
                                DEATH BENEFIT OPTION A
                                $10,000 ANNUAL PREMIUM
                             CASH VALUE ACCUMULATION TEST

                                   CURRENT CHARGES


                                                 DEATH BENEFIT                                      CASH VALUE
                                          ---------------------------                       ---------------------------
                                          ASSUMING HYPOTHETICAL GROSS                       ASSUMING HYPOTHETICAL GROSS
                                          ANNUAL INVESTMENT RETURN OF                       ANNUAL INVESTMENT RETURN OF
                 PREMIUM
               ACCUMULATED            0%             6%             12%                 0%             6%             12%
  END OF      AT 5% INTEREST         -------      ---------      ---------             -------      ---------      ---------
POLICY YEAR     PER YEAR
-----------     --------

 1                10,500             500,000        500,000        500,000               8,666          9,123          9,580
 2                21,525             500,000        500,000        500,000              16,407         17,844         19,337
 3                33,101             500,000        500,000        500,000              23,705         26,667         29,862
 4                45,256             500,000        500,000        500,000              31,707         36,755         42,417
 5                58,019             500,000        500,000        500,000              39,574         47,288         56,286
 6                71,420             500,000        500,000        500,000              47,255         58,237         71,565
 7                85,491             500,000        500,000        500,000              54,757         69,627         88,414
 8               100,266             500,000        500,000        500,000              62,083         81,487        107,014
 9               115,779             500,000        500,000        500,000              69,189         93,795        127,521
 10              132,068             500,000        500,000        500,000              76,131        106,632        150,207
 15              226,575             500,000        500,000        621,815             109,671        182,751        311,355
 20 (age 65)     347,193             500,000        500,000      1,014,909             137,323        278,826        576,549
 25              501,135             500,000        627,174      1,582,081             156,696        398,971      1,006,425
 30              697,608             500,000        770,889      2,404,299             161,098        542,128      1,690,823
 35              948,363             500,000        926,405      3,610,278             136,466        707,468      2,757,061
 40            1,268,398             500,000      1,090,807      5,356,075              46,192        891,789      4,378,859
 45            1,676,852                   0      1,262,234      7,859,980                   0      1,088,045      6,775,303




ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
               SEX-NEUTRAL ISSUE AGE 45 -- GUARANTEED ISSUE NON-TOBACCO
                              $500,000 SPECIFIED AMOUNT
                                DEATH BENEFIT OPTION A
                                $10,000 ANNUAL PREMIUM
                             CASH VALUE ACCUMULATION TEST

                                  GUARANTEED CHARGES



                                                 DEATH BENEFIT                                      CASH VALUE
                                          ---------------------------                       ---------------------------
                                          ASSUMING HYPOTHETICAL GROSS                       ASSUMING HYPOTHETICAL GROSS
                                          ANNUAL INVESTMENT RETURN OF                       ANNUAL INVESTMENT RETURN OF
                 PREMIUM
               ACCUMULATED             0%             6%             12%                 0%             6%             12%
  END OF      AT 5% INTEREST         -------      ---------      ---------             -------      ---------      ---------
POLICY YEAR     PER YEAR
-----------     --------

1                 10,500             500,000        500,000        500,000               7,249          7,660          8,073
2                 21,525             500,000        500,000        500,000              13,421         14,677         15,984
3                 33,101             500,000        500,000        500,000              19,063         21,605         24,357
4                 45,256             500,000        500,000        500,000              25,381         29,662         34,482
5                 58,019             500,000        500,000        500,000              31,425         37,909         45,505
6                 71,420             500,000        500,000        500,000              37,204         46,363         57,538
7                 85,491             500,000        500,000        500,000              42,670         54,990         70,652
8                100,266             500,000        500,000        500,000              47,832         63,809         84,986
9                115,779             500,000        500,000        500,000              52,699         72,841        100,697
10               132,068             500,000        500,000        500,000              57,172         82,006        117,865
15               226,575             500,000        500,000        500,000              73,624        130,417        233,315
20               347,193             500,000        500,000        735,001              77,415        183,065        417,539
25               501,135             500,000        500,000      1,086,262              59,751        238,457        691,015
30               697,608             500,000        500,000      1,549,260               3,502        297,055      1,089,517
35               948,363                   0        500,000      2,165,124                   0        360,563      1,653,440
40             1,268,398                   0        538,823      2,988,799                   0        440,515      2,443,493
45             1,676,852                   0        606,993      4,096,148                   0        523,228      3,530,880



ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                 SEX-NEUTRAL ISSUE AGE 45 -- SELECT UNDERWRITING RISK
                              $500,000 SPECIFIED AMOUNT
                                DEATH BENEFIT OPTION A
                                $10,000 ANNUAL PREMIUM
                     GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                                   CURRENT CHARGES



                                                 DEATH BENEFIT                                      CASH VALUE
                                          ---------------------------                       ---------------------------
                                          ASSUMING HYPOTHETICAL GROSS                       ASSUMING HYPOTHETICAL GROSS
                                          ANNUAL INVESTMENT RETURN OF                       ANNUAL INVESTMENT RETURN OF
                 PREMIUM
               ACCUMULATED             0%             6%             12%                 0%             6%             12%
  END OF      AT 5% INTEREST         -------      ---------      ---------             -------      ---------      ---------
POLICY YEAR     PER YEAR
-----------     --------
1                 10,500             500,000        500,000        500,000               9,017          9,485          9,954
2                 21,525             500,000        500,000        500,000              17,042         18,521         20,056
3                 33,101             500,000        500,000        500,000              24,616         27,667         30,957
4                 45,256             500,000        500,000        500,000              32,942         38,146         43,979
5                 58,019             500,000        500,000        500,000              41,069         49,026         58,302
6                 71,420             500,000        500,000        500,000              49,058         60,386         74,127
7                 85,491             500,000        500,000        500,000              56,805         72,148         91,519
8                100,266             500,000        500,000        500,000              64,423         84,443        110,762
9                115,779             500,000        500,000        500,000              71,915         97,299        132,063
10               132,068             500,000        500,000        500,000              79,283        110,748        155,653
15               226,575             500,000        500,000        500,000             115,514        190,974        324,044
20 (age 65)      347,193             500,000        500,000        745,162             145,179        291,557        610,788
25               501,135             500,000        500,000      1,267,087             164,830        420,884      1,092,316
30               697,608             500,000        632,496      2,035,638             169,821        591,118      1,902,465
35               948,363             500,000        850,551      3,436,294             146,627        810,049      3,272,661
40             1,268,398             500,000      1,137,076      5,823,583              59,853      1,082,929      5,546,270
45             1,676,852                   0      1,483,904      9,708,805                   0      1,413,242      9,246,481



ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                 SEX-NEUTRAL ISSUE AGE 45 -- SELECT UNDERWRITING RISK
                              $500,000 SPECIFIED AMOUNT
                                DEATH BENEFIT OPTION A
                                $10,000 ANNUAL PREMIUM
                     GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                                  GUARANTEED CHARGES



                                                 DEATH BENEFIT                                      CASH VALUE
                                          ---------------------------                       ---------------------------
                                          ASSUMING HYPOTHETICAL GROSS                       ASSUMING HYPOTHETICAL GROSS
                                          ANNUAL INVESTMENT RETURN OF                       ANNUAL INVESTMENT RETURN OF
                 PREMIUM
               ACCUMULATED             0%             6%             12%                 0%             6%             12%
  END OF      AT 5% INTEREST         -------      ---------      ---------             -------      ---------      ---------
POLICY YEAR     PER YEAR
-----------     --------

1                 10,500             500,000        500,000        500,000               7,249          7,660          8,073
2                 21,525             500,000        500,000        500,000              13,421         14,677         15,984
3                 33,101             500,000        500,000        500,000              19,063         21,605         24,357
4                 45,256             500,000        500,000        500,000              25,381         29,662         34,482
5                 58,019             500,000        500,000        500,000              31,425         37,909         45,505
6                 71,420             500,000        500,000        500,000              37,204         46,363         57,538
7                 85,491             500,000        500,000        500,000              42,670         54,990         70,652
8                100,266             500,000        500,000        500,000              47,832         63,809         84,986
9                115,779             500,000        500,000        500,000              52,699         72,841        100,697
10               132,068             500,000        500,000        500,000              57,172         82,006        117,865
15               226,575             500,000        500,000        500,000              73,624        130,417        233,315
20               347,193             500,000        500,000        522,641              77,415        183,065        428,394
25               501,135             500,000        500,000        872,850              59,751        238,457        752,457
30               697,608             500,000        500,000      1,366,653               3,502        297,055      1,277,246
35               948,363                   0        500,000      2,244,073                   0        360,563      2,137,212
40             1,268,398                   0        500,000      3,678,094                   0        449,140      3,502,946
45             1,676,852                   0        620,124      5,904,617                   0        590,594      5,623,445



ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                 SEX-NEUTRAL ISSUE AGE 45 -- SELECT UNDERWRITING RISK
                              $500,000 SPECIFIED AMOUNT
                                DEATH BENEFIT OPTION A
                                $10,000 ANNUAL PREMIUM
                             CASH VALUE ACCUMULATION TEST

                                   CURRENT CHARGES




                                                 DEATH BENEFIT                                      CASH VALUE
                                          ---------------------------                       ---------------------------
                                          ASSUMING HYPOTHETICAL GROSS                       ASSUMING HYPOTHETICAL GROSS
                                          ANNUAL INVESTMENT RETURN OF                       ANNUAL INVESTMENT RETURN OF
                 PREMIUM
               ACCUMULATED             0%             6%             12%                 0%             6%             12%
  END OF      AT 5% INTEREST         -------      ---------      ---------             -------      ---------      ---------
POLICY YEAR     PER YEAR
-----------     --------

1                 10,500             500,000        500,000        500,000               9,017          9,485          9,954
2                 21,525             500,000        500,000        500,000              17,042         18,521         20,056
3                 33,101             500,000        500,000        500,000              24,616         27,667         30,957
4                 45,256             500,000        500,000        500,000              32,942         38,146         43,979
5                 58,019             500,000        500,000        500,000              41,069         49,026         58,302
6                 71,420             500,000        500,000        500,000              49,058         60,386         74,127
7                 85,491             500,000        500,000        500,000              56,805         72,148         91,519
8                100,266             500,000        500,000        500,000              64,423         84,443        110,762
9                115,779             500,000        500,000        500,000              71,915         97,299        132,063
10               132,068             500,000        500,000        500,000              79,283        110,748        155,653
15               226,575             500,000        500,000        645,750             115,514        190,974        323,340
20 (age 65)      347,193             500,000        513,186      1,054,438             145,179        291,530        599,005
25               501,135             500,000        652,075      1,640,108             164,830        414,811      1,043,338
30               697,608             500,000        798,530      2,489,226             169,821        561,566      1,750,548
35               948,363             500,000        957,180      3,734,942             146,627        730,970      2,852,263
40             1,268,398             500,000      1,124,952      5,538,439              59,853        919,705      4,527,951
45             1,676,852                   0      1,299,901      8,125,215                   0      1,120,515      7,003,935



ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                 SEX-NEUTRAL ISSUE AGE 45 -- SELECT UNDERWRITING RISK
                              $500,000 SPECIFIED AMOUNT
                                DEATH BENEFIT OPTION A
                                $10,000 ANNUAL PREMIUM
                             CASH VALUE ACCUMULATION TEST

                                  GUARANTEED CHARGES




                                                 DEATH BENEFIT                                      CASH VALUE
                                          ---------------------------                       ---------------------------
                                          ASSUMING HYPOTHETICAL GROSS                       ASSUMING HYPOTHETICAL GROSS
                                          ANNUAL INVESTMENT RETURN OF                       ANNUAL INVESTMENT RETURN OF
                 PREMIUM
               ACCUMULATED             0%             6%             12%                 0%             6%             12%
  END OF      AT 5% INTEREST         -------      ---------      ---------             -------      ---------      ---------
POLICY YEAR     PER YEAR
-----------     --------

1                 10,500             500,000        500,000        500,000               7,249          7,660          8,073
2                 21,525             500,000        500,000        500,000              13,421         14,677         15,984
3                 33,101             500,000        500,000        500,000              19,063         21,605         24,357
4                 45,256             500,000        500,000        500,000              25,381         29,662         34,482
5                 58,019             500,000        500,000        500,000              31,425         37,909         45,505
6                 71,420             500,000        500,000        500,000              37,204         46,363         57,538
7                 85,491             500,000        500,000        500,000              42,670         54,990         70,652
8                100,266             500,000        500,000        500,000              47,832         63,809         84,986
9                115,779             500,000        500,000        500,000              52,699         72,841        100,697
10               132,068             500,000        500,000        500,000              57,172         82,006        117,865
15               226,575             500,000        500,000        500,000              73,624        130,417        233,315
20               347,193             500,000        500,000        735,001              77,415        183,065        417,539
25               501,135             500,000        500,000      1,086,262              59,751        238,457        691,015
30               697,608             500,000        500,000      1,549,260               3,502        297,055      1,089,517
35               948,363                   0        500,000      2,165,124                   0        360,563      1,653,440
40             1,268,398                   0        538,823      2,988,799                   0        440,515      2,443,493
45             1,676,852                   0        606,993      4,096,148                   0        523,228      3,530,880



ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

          NORTHWESTERN MUTUAL VARIABLE EXECUTIVE LIFE

          Northwestern Mutual Variable Life Account
          Northwestern Mutual Series Fund, Inc.


          PROSPECTUS






          NORTHWESTERN
          MUTUAL LIFE-Registered Trademark-
          PO Box 3095
          Milwaukee  WI  53201-3095

                                       PART II

                             UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING WITH RESPECT TO INDEMNIFICATION

     Reference is made to the indemnification provisions contained in Article VII of the By-laws of the Depositor, The Northwestern Mutual Life Insurance Company, cited as part of Exhibit A(6)(a) to the Registration Statement, and previously filed in electronic format as EX-99.A.6 on April 26, 1996 with Post Effective Amendment No. 18 on Form S-6 to the Registration Statement for Northwestern Mutual Variable Life Account, File No. 2-89972. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATION WITH RESPECT TO FEES AND CHARGES

     The Northwestern Mutual Life Insurance Company hereby represents that the fees and charges deducted under the contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                          CONTENTS OF REGISTRATION STATEMENT

     This amendment to the registration statement comprises the following papers and documents:

     The facing sheet

     The cross-reference sheet

     The prospectus consisting of 48 pages

     The undertaking to file reports

     The undertaking with respect to indemnification

     The representation with respect to fees and charges

     The signatures

     Written consents of the following persons:

          Price Waterhouse LLP (included as Exhibit C(1))

          William C. Koenig, F.S.A. (included in Exhibit C(6))

The following exhibits:

1. The following exhibits correspond to those required by Paragraph A of the instructions as to exhibits in Form N-8B-2:

     Exhibit A(6)(c)(1)  Amendment to By-laws dated January 28, 1998.

     Exhibit C(1)        Consent of Independent Accounts.

     Exhibit C(6)        Opinion and consent of William C. Koenig, F.S.A.

                                      SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Northwestern Mutual Variable Life Account, has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and State of Wisconsin, on the 27th day of February, 1998.


                              NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
                              (Registrant)

                              By THE NORTHWESTERN MUTUAL LIFE
                                INSURANCE COMPANY
                                 (Depositor)

Attest: JOHN M. BREMER                  By: JAMES D. ERICSON
        -----------------------------      ------------------------------
        John M. Bremer, Senior Vice       James D. Ericson, President and
         President, General Counsel        Chief Executive Officer
         and Secretary
                                        By NORTHWESTERN MUTUAL INVESTMENT
                                           SERVICES, INC.
                                           (Depositor)

Attest: MERRILL C. LUNDBERG             By: RICHARD L. HALL
        -----------------------------      ------------------------------
        Merrill C. Lundberg, Secretary     Richard L. Hall,
                                           President and CEO


     Pursuant to the requirements of the Securities Act of 1933, the depositors have duly caused this amended Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, and their seals to be hereunto affixed, all in the City of Milwaukee, and State of Wisconsin, on the 27th day of February, 1998.


                                        THE NORTHWESTERN MUTUAL LIFE
                                        INSURANCE COMPANY  (Depositor)

Attest: JOHN M. BREMER                  By: JAMES D. ERICSON
        -----------------------------      ------------------------------
        John M. Bremer, Senior Vice        James D. Ericson, President and
        President, General Counsel         Chief Executive Officer
        and Secretary
                                        NORTHWESTERN MUTUAL INVESTMENT
                                        SERVICES, INC.  (Depositor)

Attest: MERRILL C. LUNDBERG             By: RICHARD L. HALL
       -----------------------------       ------------------------------
       Merrill C. Lundberg, Secretary      Richard L. Hall,
                                           President and CEO

     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities with the depositor and on the dates indicated:


Signature                          Title
---------                          -----

JAMES D. ERICSON                   Trustee, President and        Dated
------------------------------     Principal Executive and       February 27,
James D. Ericson                   Financial Officer             1998

GARY E. LONG                       Vice President, Controller
------------------------------     and Principal Accounting
Gary E. Long                       Officer

HAROLD B. SMITH*                   Trustee
------------------------------
Harold B. Smith


J. THOMAS LEWIS*                   Trustee
------------------------------
J. Thomas Lewis


PATRICIA ALBJERG GRAHAM*           Trustee
------------------------------
Patricia Albjerg Graham


DONALD J. SCHUENKE*                Trustee
------------------------------
Donald J. Schuenke


R. QUINTUS ANDERSON*               Trustee
------------------------------
R. Quintus Anderson



STEPHEN F. KELLER*                 Trustee        Dated
------------------------------                    February 27, 1998
Stephen F. Keller



PIERRE S. du PONT*                 Trustee
------------------------------
Pierre S. du Pont


J. E. GALLEGOS*                    Trustee
------------------------------
J. E. Gallegos


KATHRYN D. WRISTON*                Trustee
------------------------------
Kathryn D. Wriston


BARRY L. WILLIAMS*                 Trustee
------------------------------
Barry L. Williams


GORDON T. BEAHAM III*              Trustee
------------------------------
Gordon T. Beaham III


DANIEL F. McKEITHAN, JR.*          Trustee
------------------------------
Daniel F. McKeithan, Jr.


ROBERT E. CARLSON*                 Trustee
------------------------------
Robert E. Carlson

EDWARD E. BARR*                    Trustee
------------------------------
Edward E. Barr


ROBERT C. BUCHANAN*                Trustee
------------------------------
Robert C. Buchanan


SHERWOOD H. SMITH, JR.*            Trustee
------------------------------
Sherwood H. Smith, Jr.


H. MASON SIZEMORE, JR.*            Trustee
------------------------------
H. Mason Sizemore, Jr.


JOHN J. STOLLENWERK*               Trustee
------------------------------
John J. Stollenwerk


GEORGE A. DICKERMAN*               Trustee
------------------------------
George A. Dickerman



GUY A. OSBORN*                     Trustee        Dated
------------------------------                    February 27, 1998
Guy A. Osborn



JOHN E. STEURI*                    Trustee
------------------------------
John E. Steuri


STEPHEN N. GRAFF*                  Trustee
------------------------------
Stephen N. Graff


BARBARA A. KING*                   Trustee
------------------------------
Barbara A. King


TIMOTHY D. PROCTOR*                Trustee
------------------------------
Timothy D. Proctor




*By: JAMES D. ERICSON
     -----------------------------------
     James D. Ericson, Attorney in fact,
     pursuant to the Power of Attorney
     filed on October 1, 1997

                                    EXHIBIT INDEX
                             EXHIBITS FILED WITH FORM S-6
                           PRE-EFFECTIVE AMENDMENT NO. 2 TO
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                         FOR
                     NORTHWESTERN MUTUAL VARIABLE EXECUTIVE LIFE


Exhibit Number           Exhibit Name
--------------           ------------

Exhibit A(6)(c)(1)          Amendment to By-laws dated January 28, 1998.

Exhibit C(1)                Consent of Price Waterhouse LLP.

Exhibit C(6)                Opinion and consent of William C. Koenig, F.S.A.